SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

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Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica – 2014 Third quarter financial results

INTERIM MANAGEMENT STATEMENT

JANUARY – SEPTEMBER 2014

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a business unit basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each business unit. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

Telefónica delivered a solid set of results for the third quarter of 2014, with year-on-year revenue and OIBDA growth accelerating as a result of the sustained commercial momentum in high-value customers and services.

Smartphone and fibre net additions in the quarter reached record levels. In addition, the ongoing efforts to maximise efficiencies, unlock synergies and simplify our operating model enabled us to stabilize OIBDA margin year-on-year erosion and to post a sequential margin expansion despite higher commercial (focused on maintaining revenue growth acceleration) and network (oriented to manage the strong increase in data traffic) costs.

Telefónica’s total accesses stood at 316.1 million at the end of September 2014, up 2% year-on-year in organic terms (excluding the accesses of T. Czech Republic and T. Ireland from the basis of 2013, following their disposal in January and July 2014, respectively), driven by the sustained growth of higher value and quality segments such as mobile contract (smartphones and LTE), fibre and pay TV, which maintained a high level of commercial activity in the quarter. Total churn in the quarter stood at 2.8%, virtually flat both year-on-year and quarter-on-quarter (+0.1 percentage points in both cases).

•	Mobile accesses totalled 249.4 million, up 2% in organic terms compared with September 2013. Mobile contract accesses grew at a faster pace (+8% year-on-year in organic terms) and now account for 36% of mobile accesses (+1 percentage point year-on-year). Particularly noteworthy was the gradual improvement at T. España, with 95 thousand mobile contract net additions in the quarter after returning to growth in the previous quarter.

•	As a result of the Company’s strategic focus on growing data services, smartphones (all with a data plan attached) stood at 82.3 million, up 43% year-on-year in organic terms (+5 percentage points compared with June), reaching a penetration rate of 35% over total access base (+10 percentage points year-on-year). Organic quarterly net additions reached 8.5 million accesses boosted by Telefónica Brasil, with 5.8 million net additions, almost 3 times the figure posted in the same period of the last year. Organic net additions in the first nine months totalled 19.3 million (+28% year-on-year).

•	Retail fixed broadband accesses totalled 17.7 million (+1% year-on-year organic) posting a sustained figure of 52 thousand net additions in the quarter in organic terms (57 thousand accesses in the second quarter).

Fibre accesses stood at 1.4 million at September 2014, 2.1 times vs. September 2013, after posting record net additions in the quarter of 265 thousand accesses (206 thousand accesses in the second quarter) boosted by T. España (208 thousand accesses).

•	Pay TV accesses totalled 4.6 million, with growth accelerating for the sixth consecutive quarter to 41% in organic terms on the back of 458 thousand net additions in the quarter, 4 times the figure in July-September 2013. This acceleration in commercial activity was primarily driven by Telefónica España, which posted net quarterly additions of 370 thousand accesses (+6.2% compared with the second quarter). Net additions in organic terms in the first nine months totalled 1.1 million accesses (over 10 times greater year-on-year). Also noteworthy were the performances of T. Brasil and T. Hispanoamérica, both posting double-digit year-on-year growth in their customer bases.

In the first nine months of 2014, the year-on-year evolution of exchange rates negatively impacted financial results, in particular the depreciation of the Argentine peso, the implicit devaluation of the Venezuelan bolivar following the introduction of the new exchange rate mechanism (SICAD I), along with the depreciation of the Brazilian real. Thus, in the January-September period exchange rates reduced both year-on-year revenue and OIBDA growth by 9.3 percentage points. This impact eased in the third quarter mainly due to the performance of the Brazilian real and reduced year-on-year revenue and OIBDA growth by 6.1 and 6.0 percentage points, respectively (3.9 and 4.0 percentage points less, respectively, than their contribution in the second quarter of 2014).

Exchange rate fluctuations also reduced payments in euros related to CapEx, interest, taxes and minorities, offsetting the negative impact of exchange rates on OIBDA and neutralising the impact on cash flow generation in the first nine months of the year.

The results of Telefónica Czech Republic and Telefónica Ireland were deconsolidated from January 2014 and July 2014, respectively, as a result of the disposal of both companies, therefore affecting the year-on-year comparison of Telefónica’s reported financial results.

Thus, in January-September changes in the perimeter of consolidation reduced year-on-year revenue growth by 3.4 percentage points and year-on-year OIBDA growth by 4.0 percentage points (revenues -3.9 percentage points and OIBDA -4.5 percentage points in the third quarter).

Revenues totalled 37,978 million euros in January-September 2014 (13,021 million euros in the third quarter), up 1.9% year-on-year in organic terms, with growth accelerating to 2.8% year-on-year in the third quarter.

The improvement in revenue growth was driven by T. Hispanoamérica, which continued to post double-digit growth, and by mobile data and digital services revenues, with improving contribution from T. España and T. Deutschland (+0.6 percentage points and +0.3 percentage points, respectively, compared with the second quarter).

Mobile data revenues in January-September 2014 accounted for 40% of mobile service revenues (+3 percentage points year-on-year) and increased by 9.7% year-on-year in organic terms, with growth accelerating for the third consecutive quarter to 11.1%. Non-SMS data revenues advanced 24.3% year-on-year in organic terms to September (improving to 25.3% in the quarter) and now account for 73% of data revenues (+9 percentage points compared with January-September 2013).

Excluding the negative impact of regulation, revenues in organic terms grew 3.6% year-on-year both in the third quarter and in January-September 2014.

In reported terms, revenues fell by 7.4% year-on-year in July-September (-10.9% in January-September), impacted by exchange rate fluctuations and changes to the consolidation perimeter mentioned above.

Operating expenses in January-September totalled 26,486 million euros, up by 2.7% year-on-year in organic terms (-9.6% reported) and by 5.0% in the quarter (-4.8% reported) despite the savings resulting from the transformation of the operating model and Telefónica’s scale, due to higher commercial and network and systems costs.

Breakdown by component:

•	Supplies (11,101 million euros in January-September 2014) declined 2.0% year-on-year in organic terms (-12.2% reported), and fell 1.5% in the third quarter, mainly due to lower mobile interconnection costs, despite increased handset consumption owing to larger sales of high-end devices and higher TV content costs.

•	Personnel expenses, 4,949 million euros in the first nine months of the year, grew 4.3% year-on-year in organic terms (-9.0% reported) and by 7.5% compared with July-September 2013 (-4.0% reported), impacted by the increase in prices in some countries, which was partially offset by the savings from restructuring plans carried out in recent years (mainly in Spain, Brazil and the UK). Non-recurring restructuring expenses amounted to 23 million euros in the first nine months of 2014 (8 million euros in Germany in the third quarter) compared with 105 million euros in 2013, mainly in the UK and Brazil (mostly in the first half).

The average headcount declined by 8.4% compared with January-September 2013 (-3.3% excluding the deconsolidation of T. Czech Republic and T. Ireland) and stood at 119,722 employees.

•	Other operating expenses stood at 10,436 million euros in the first nine months of 2014, 7.2% higher in organic terms year-on-year (-6.9% reported), mainly due to commercial expenses associated with the increased commercial momentum in the quarter, network costs related to data traffic growth and expenses associated with network modernisation. In the third quarter, year-on-year growth stood at 11.3% in organic terms (-0.6% reported) due to the greater commercial effort and the increase in network and system costs.

Gains on sales of fixed assets totalled 119 million euros in the first nine months of 2014 (61 million euros in the third quarter), mainly associated with the sale of non-strategic towers (58 million euros of impact on OIBDA, 3 million euros in the third quarter in Latin America) and the reporting of a profit associated with the asset disposal of the United Kingdom fixed business once all the conditions set out in the sale agreement had been satisfied.

Operating income before depreciation and amortisation (OIBDA) in the first nine months amounted to 12,325 million euros (4,269 million euros), up slightly year-on-year in organic terms (+0.2%). Organic growth accelerated in the third quarter to 0.8% year-on-year driven by better sales momentum and despite the higher commercial efforts. In the quarter, especially noteworthy were the double-digit growth posted by T. Hispanoamérica (+15.1% underpinned by the acceleration in Mexico, Colombia and Perú), the growing contribution of T. Brasil (+0.2 percentage points quarter-on-quarter) and the lower negative contribution from T. España (+0.6 percentage points compared with the second quarter).

Excluding the negative impact of regulation, organic OIBDA growth stood at 1.5% in the first nine months and 1.6% in the quarter.

In reported terms, OIBDA fell by 12.6% year-on-year in January-September, impacted by the exchange rate fluctuations and changes to the consolidation perimeter mentioned earlier (-8.7% year-on-year in July-September).

OIBDA margin stood at 32.5% in the first nine months of 2014, with limited year-on-year erosion in organic terms (-0.5 percentage points). In the third quarter the margin expanded sequentially 0.4 percentage points to 32.8% (-0.6 percentage points year-on-year in organic terms).

Depreciation and amortisation in January-September 2014 totalled 6,291 million euros, 4.0% lower year-on-year in organic terms (+3.3% in the third quarter) and -15.1% in reported terms (-7.8% in July-September) due to lower fixed asset depreciation. Total depreciation and amortisation charges arising from purchase price allocation processes amounted to 482 million euros (-29.5% year-on-year).

Operating income (OI) totalled 6,034 million euros in the January-September period, 4.5% higher year-on-year in organic terms, with a change in trend in the third quarter (-1.3%). In reported terms, OI fell 9.7% year-on-year in the first nine months and 9.6% in the third quarter.

Share of profit (loss) of investments accounted for by the equity method amounted to -69 million euros in the first nine months (-9 million euros in July-September), mainly due to losses registered on the Telco, S.p.A. investment in the second quarter. In 2013, this item amounted to -117 million euros (-145 million euros in the third quarter), mainly due to the impact of Telco S.p.A.’s adjustments of the value of its investment in Telecom Italia.

Net financial expenses amounted to 2,114 million euros in the first nine months of 2014, of which 193 million euros were due to net negative foreign exchange differences primarily as a result of the implicit devaluation of the Venezuelan bolivar against the US dollar. Excluding this effect, net financial expenses fell 5.3% year-on-year (108 million euros) due to a 13.6% reduction in average debt, an improvement in credit spreads and the fall of interest rates in the eurozone. The effective cost of debt over the last twelve months was 5.73%, 39 basis points higher than in December 2013, as most of the average debt reduction has been in euros and Czech crowns and as liquidity position (cash) in euros has increased to complete the payment of the acquisitions, resulting in a larger proportion of Latin American debt (with above average costs).

Corporate income tax in January-September 2014 totalled 723 million euros, implying an effective tax rate of 18.8%. This is 6.1 percentage points lower year-on-year, mainly due to the impact of the revaluation of deferred taxes in Brazil following a regulatory change in the second quarter of 2014.

Profit attributable to minority interests reduced net income by 279 million euros in the first nine months of 2014 (-190 million euros in the first nine months of 2013) mainly as a result of the revaluation of deferred taxes at Telefónica Brasil in the second quarter mentioned above. In the third quarter this item amounted to -80 million euros (-52 million euros in the same period of 2013), mainly due to the higher profit attributed to minority interests in Brazil as a result of the improved operating performance of the business.

As a result, consolidated net income in the first nine months of 2014 amounted to 2,849 million euros (947 million euros in July-September), down 9.4% year-on-year (-13.0% in the third quarter). Basic earnings per share amounted to 0.61 euros (-12.9% year-on-year) and to 0.20 euros in the third quarter (-16.6% year-on-year).

In the third quarter, the Company remained focused on technological transformation and network modernisation, with over 73% of total investment in the year devoted to transformation and growth. As a result, CapEx grew 26.2% year-on-year in organic terms in the first nine months (+24.6% year-on-year in July-September) and totalled 5,738 million euros, including 192 million euros relating to spectrum acquisition (in Colombia and Central America in the first quarter), 43 million euros relating to changes in the urban qualification of real estate properties in July-September and 29 million euros corresponding to the purchase of Telefónica’s headquarters in Barcelona, also in the third quarter.

Operating cash flow (OIBDA-CapEx) totalled 6,587 million euros in the first nine months, 14.4% lower year-on-year in organic terms (-18.5% reported).

Interest payments amounted to 2,117 million euros in the first nine months of 2014, 7.1% higher year-on-year, due to the greater concentration of coupon payments in the period, interest payment on a zero-coupon bond and a series of non-recurring impacts that offset lower interest payments relating to the 13.6% reduction in average debt.

Payment of taxes in the first nine months of 2014 totalled 875 million euros, which, over an income before taxes of 3,851 million euros, implied an effective tax rate of 22.7%, 3.2 percentage points lower than in the same period of 2013 mainly due to compensation of losses from previous years in 2014 and lower advanced payments year-on-year.

Working capital consumed 376 million euros in the January-September period and improved by 773 million euros compared with the first nine months of 2013 mainly due to the increase of deferred income from advanced collections in Germany, Brazil and Mexico, lower spectrum acquisition payments vs. accruals and working capital management measures (focused on factoring collections from handset sales and maintaining supplier financing). In the third quarter, working capital generation stood at 95 million euros.

Operations with minority shareholders totalled 271 million euros in January-September 2014, 36 million euros less than in the same period of 2013, mainly affected by the performance of the Brazilian real on Telefónica Brasil dividend payment and changes in the perimeter of consolidation (sale of Telefónica Czech Republic).

As a result, free cash flow amounted to 2,839 million euros in the first nine months.

Net financial debt stood at 41,200 million euros at the end of September 2014, down 4,181 million euros year-on-year and 2,591 million euros lower quarter-on-quarter, prior to the acquisition of E-Plus, which was completed on 1 October.

Net financial debt reduction in January-September was mainly due to the issue of equity instruments for a total amount of 3,853 million euros (including minorities from the capital increase in Germany), free cash flow generation before spectrum payments of 3,018 million euros, and proceeds of 3,136 million euros from disposals (the sale of T. Czech Republic for 2,306 million euros and the sale of T. Ireland for 830 million euros). In contrast, factors that increased debt include 2,854 million euros as remuneration of equity instruments (including the net purchase of treasury stock), the impact of 1,711 million euros from exchange rate fluctuations, in particular the implicit devaluation of the Venezuelan bolivar (accounting for two thirds) and the average appreciation of Latin American currencies and the US dollar (one third), the payment of labour commitments mainly associated with early retirements (600 million euros), net financial investments (424 million euros), spectrum payments (179 million euros) and other factors that increased debt by 58 million euros.

Net financial debt reduction vs. June 2014 was mainly due to the issue of equity instruments for a total amount of 2,104 million euros (including minorities from the capital increase in Germany), free cash flow generation before spectrum payments of 1,197 million euros and proceeds of 830 million euros from disposals (T. Ireland). In contrast, factors that increased debt include the impact of 382 million euros from exchange rate fluctuations, the payment of labour commitments mainly associated with early retirements (141 million euros), spectrum payments (22 million euros) and other factors that increased debt by 993 million euros, including financial investments and the net purchase of treasury stock.

The leverage ratio (net debt over OIBDA) for the last 12 months stood at 2.39 times and at 2.52 times1 including post-closing events (related to the acquisition of E-Plus, the sale of 2.5% of the stake in China Unicom and the sale of the remaining 4.9% stake in O2 Czech Republic along with the changes to the Licence Agreement of the brand O2).

In the first nine months of 2014, Telefónica’s financing activity through capital markets stood at around 13,900 million equivalent euros. This activity was mainly focused on completing the financing for the acquisition of E-Plus (via the issue of a 1,500 million euro bond mandatorily convertible into Telefónica shares and the execution of T. Deutschland capital increase), strengthening the liquidity position, actively managing the cost of debt and smoothing the debt maturity profile of Telefónica S.A. for the following years. Therefore, as of the end of September, the Group maintains a comfortable liquidity position to accommodate the next debt maturities. In Hispanoamérica, Telefónica’s subsidiaries tapped financing markets for approximately 235 million equivalent euros in the January-September 2014 period. Also noteworthy is the 500 million euro bond placement by T. Deutschland in January.

T. Deutschland completed a capital increase entirely subscribed by Telefónica, S.A. and other minority shareholders, the latter increasing total Telefónica’s financing amount in over 800 million euros.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 1,633 million euros at the end of September.

Telefónica maintains total undrawn committed credit lines with different credit entities for an approximate amount of 11,500 million euros, with around 10,600 million euros maturing in more than 12 months, which, together with the cash position, increases liquidity to 23.3 billion euros (not including the payment related to the acquisition of E-Plus).

Digital Services

Third-quarter highlights in the area of the Chief Commercial Digital Officer (CCDO) include the following progress:

•	In Consumer, revenue of the Video business amounted to 717 million euros in the first nine months of the 2014. Year-on-year growth in organic terms accelerated for the third quarter in a row to 24% in January-September (vs. +15% January-June 2014), reflecting the higher customer base at September (+41% year-on-year organic), with Spain nearly tripling the access base at September 2013, Brazil growing by 24% and Hispanoamérica by 14%.

On the other hand, Telefónica signed in Spain a strategic agreement with Samsung, whereby its “SmartTVs” come integrated with the “Movistar TV” service, in order to make it easier for customers to configure the service and avoid the installation of additional equipment at home.

In Financial Services, “Yaap Money” was launched in Spain, a new mobile application for person-to-person money transfers, which follows “Yaap Shopping” customer loyalty community application, launched in the second quarter by the joint venture with CaixaBank and Santander. In Peru, the “Movistar: tu dinero móvil” service was extended nationwide in order to capture opportunities from the remittances business.

Global Device Management continued to drive the acceleration of the smartphone adoption, with a special focus on LTE. Thus, in the third quarter, 72% of total devices acquired by the Company were smartphones, and 30% were LTE (24% in the first nine months of the year).

[1]	Includes annualized first half of 2014 OIBDA of E-Plus

Additionally, “Firefox” was launched during the third quarter in Germany, Panama, Nicaragua, El Salvador and Guatemala, reaching 13 countries.

In the area of Security for end customers, Brazil reached 6.3 million customers as of September, (2.4 times more than in September 2013), and additional device security products were launched during the quarter in Chile and Mexico.

The number of active Evernote and Rhapsody subscribers continued to rise and reached 470 thousand and 153 thousand respectively, as a result of the Global Partnerships formed by the Company.

•	In the Corporate (B2B) area, M2M revenues stood at 146 million euros in the first nine months of the year (+44% year-on-year in organic terms), fostered by the growth of M2M accesses (+15% year-on-year organic). On the other hand, revenues from the Cloud business grew by 31% year-on-year in organic terms to reach 241 million euros.

In the Information Security area, revenues in the first nine months of 2014 stood at 75 million euros, with a year-on-year growth of 42% organic. The Company continued to improve its value proposition through the launch of “Sinfonier”, a knowledge cooperation community in security intelligence, allowing for a new communication channel between Cybersecurity organizations, companies and specialists.

Telefónica Global Resources

Telefónica Global Resources continued to drive the Company’s technological transformation, with the benefits in investments and efficiency initiatives to modernise and transform the networks and systems now becoming visible, enabling the Company to differentiate its propositions in key markets.

The Global Network and Operations unit stepped up the UBB rollout, reaching 12.5 million premises passed with fibre at the end of September (around 2 times more than in September 2013), surpassing 16,500 base stations with LTE (2.5 times more year-on-year), with over 80% of 3G and LTE base stations connected at high speed to the transmission network. 4G coverage in Europe stands at 54%, while availability is steadily growing in Latin America, with 8 countries now in service. Additionally, regarding the expansion of network capacity, it should be highlighted:

•	Telefonica was the first Spanish operator to roll out LTE-A, with speeds of up to 300 Mb, doubling LTE speeds. Madrid and Barcelona are the first cities to benefit from this new technological development, which benefits all customers as it releases capacity and increases bandwidth for non-LTE-A customers. This new technology will be deployed over 2014 in the main Spanish capital cities and will be fully developed in 2015 when the 800 Mhz band becomes available.

•	Preparation of the mobile network for VoLTE services in Germany, as the starting point not only for the delivery of high-definition voice services but also of other IP multimedia services.

This allows to anticipate the network development to the strong data traffic growth (+37% year-on-year in the third quarter), mainly driven by mobile broadband traffic (+55% year-on-year) and fixed broadband traffic (+35% year-on-year).

Network modernisation and the benefits of scale enabled the Company to execute several initiatives around simplification, process homogenisation (processes and tools) and standardisation (requirements and specifications) that helped to improve operational efficiency. These include:

•	Effective implementation of the OSS transformation office, which will lead the standardisation, simplification and global optimisation of processes and support systems.

•	Introduction of end-to-end management of customer equipment specifications, which resulted in lower costs and faster innovation.

The global IT area uses technology as a transformation driver to achieve better levels of efficiency, service and customer relationship and promotes projects focused on automation, standardisation, recycle and modernisation to enhance agility and efficiency. As an example, it should be highlighted projects related to digital capabilities and customer experience:

•	The new online convergent customer channel in Spain.

•	The launch of the first virtual assistant for Vivo customers.

•	Improvement of the online channel in Latin America with a unified e-commerce function.

•	The full digitalisation of processes such as order management in Brazil.

Additionally, this area contributes to maximise the benefits of scale through shared IT services, in order to progress towards doing things once, unlocking efficiencies and quality improvements. As such, there has been a boost on transforming applications and processes via Full Stack projects (in Argentina all prepay customers are managed with the new system and has already started to apply to the contract segment while work is being done with other Hispanoamérica countries) and unified convergent data warehouse has been launched through Hispanoamérica.

Finally, the strategic indicators showed continuous simplification of the IT environment:

•	A 10% reduction in physical servers and around 300 applications were eliminated in the first nine months, reaching in advanced the targets set for the end of 2014.

•	Increase of virtualised servers to 40% at the end of September (5.9 percentage points more vs. December 2013).

•	Three data centers were closed this year including Brazil and Argentina in the third quarter.

Definitions

2014 guidance criteria: 2014 guidance in organic terms assumes constant 2013 exchange rates (average FX in 2013), excludes Venezuela in both years and considers a constant perimeter of consolidation. OIBDA level guidance excludes write-offs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts such as restructurings, etc. CapEx also excludes spectrum acquisition and, in the third quarter of 2014, CapEx excludes changes in the urban qualification of real estate properties and the investment in Telefónica’s headquarters in Barcelona.

Organic growth: Assumes constant exchange rates as of 2013 (average FX in 2013), excludes hyperinflationary accounting in Venezuela in both years and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. CapEx also excludes spectrum acquisition and, in the third quarter of 2014, CapEx excludes changes in the urban qualification of real estate properties and the investment in Telefónica’s headquarters in Barcelona.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	309,785.3	311,331.2	314,141.6	316,759.9	306,816.6	309,332.7	309,561.4	(1.5)
Fixed telephony accesses (1) (2) (3)	39,764.2	39,520.8	39,399.8	39,338.5	37,593.5	37,544.0	37,325.4	(5.3)
Internet and data accesses	19,404.6	19,023.3	19,112.4	19,102.0	18,121.9	18,168.2	18,168.1	(4.9)
Narrowband	618.2	590.0	567.7	510.8	421.0	411.9	397.8	(29.9)
Broadband (4)	18,633.7	18,287.3	18,395.6	18,447.8	17,585.5	17,642.6	17,657.9	(4.0)
Other (5)	152.7	145.9	149.1	143.4	115.4	113.6	112.4	(24.6)
Mobile accesses	247,312.0	249,460.0	252,188.1	254,717.2	247,534.1	249,428.6	249,417.9	(1.1)
Prepay (6)	164,500.5	164,550.6	165,133.3	165,557.0	161,410.9	161,299.0	160,535.5	(2.8)
Contract	82,811.5	84,909.4	87,054.9	89,160.3	86,123.3	88,129.6	88,882.5	2.1
M2M (7)	7,142.7	7,768.0	8,175.8	8,631.8	8,307.0	8,761.2	8,957.5	9.6
Pay TV (8)	3,304.5	3,327.1	3,441.2	3,602.2	3,567.1	4,191.9	4,650.0	35.1

Wholesale Accesses	5,866.1	6,003.2	6,173.9	6,358.5	6,327.7	6,438.6	6,585.6	6.7
Unbundled loops	3,404.8	3,522.0	3,665.4	3,833.4	3,910.8	3,979.1	4,034.1	10.1
Shared ULL	169.5	157.6	147.3	130.6	116.1	105.5	96.6	(34.4)
Full ULL	3,235.3	3,364.4	3,518.1	3,702.9	3,794.7	3,873.7	3,937.5	11.9
Wholesale ADSL	854.7	857.6	864.0	866.9	746.8	751.3	849.5	(1.7)
Other	1,606.7	1,623.6	1,644.5	1,658.2	1,670.1	1,708.1	1,702.0	3.5

Total Accesses	315,651.4	317,334.4	320,315.5	323,118.4	313,144.3	315,771.3	316,147.0	(1.3)

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	66.5%	66.0%	65.5%	65.0%	65.2%	64.7%	64.4%	(1.1 p.p. )
Contract percentage (%)	33.5%	34.0%	34.5%	35.0%	34.8%	35.3%	35.6%	1.1 p.p.
MBB accesses (‘000)	55,249.2	63,300.5	67,420.1	72,844.0	76,191.3	81,304.4	89,112.6	32.2%
MBB penetration (%)	22%	25%	27%	29%	31%	33%	36%	9.0 p.p.
Smartphones (‘000)	46,925.1	55,083.3	59,370.6	65,029.9	68,907.0	74,171.9	82,282.2	38.6%
Smartphone penetration (%)	20%	24%	25%	27%	30%	32%	35%	10.0 p.p.

Note:

•	T. Czech Republic accesses are de-consolidated since the first quarter of 2014. T. Ireland accesses are de-consolidated since the third quarter of 2014.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included. Includes VoIP and Naked ADSL.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	In the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(7)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected in Spain.
(8)	In the second quarter of 2014, Pay TV accesses included 131 thousand “TV Mini” customers in Spain.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	37,978	42,626	(10.9)	1.9	13,021	14,063	(7.4)	2.8
Internal exp. capitalized in fixed assets	536	579	(7.4)	(3.0)	195	185	5.4	8.8
Operating expenses	(26,486)	(29,290)	(9.6)	2.7	(9,058)	(9,515)	(4.8)	5.0
Supplies	(11,101)	(12,644)	(12.2)	(2.0)	(3,836)	(4,203)	(8.7)	(1.5)
Personnel expenses	(4,949)	(5,440)	(9.0)	4.3	(1,672)	(1,741)	(4.0)	7.5
Other operating expenses	(10,436)	(11,206)	(6.9)	7.2	(3,550)	(3,571)	(0.6)	11.3
Other net income (expense)	189	92	n.m.	n.m.	54	1	n.m.	n.m.
Gain (loss) on sale of fixed assets	119	103	15.2	(47.6)	61	(49)	c.s.	n.m.
Impairment of goodwill and other assets	(11)	(10)	15.9	14.8	(3)	(6)	(55.6)	(52.3)
Operating income before D&A (OIBDA)	12,325	14,100	(12.6)	0.2	4,269	4,678	(8.7)	0.8
OIBDA Margin	32.5%	33.1%	(0.6 p.p. )	(0.5 p.p. )	32.8%	33.3%	(0.5 p.p. )	(0.6 p.p. )
Depreciation and amortization	(6,291)	(7,414)	(15.1)	(4.0)	(2,128)	(2,309)	(7.8)	3.3
Operating income (OI)	6,034	6,686	(9.7)	4.5	2,141	2,370	(9.6)	(1.3)
Share of profit (loss) of investments accounted for by the equity method	(69)	(117)	(41.2)		(9)	(145)	(93.8)
Net financial income (expense)	(2,114)	(2,129)	(0.7)		(733)	(730)	0.4
Income before taxes	3,851	4,440	(13.3)		1,399	1,495	(6.4)
Income taxes	(723)	(1,105)	(34.6)		(373)	(354)	5.4
Income from continuing operations	3,128	3,335	(6.2)		1,026	1,141	(10.1)
Non-controlling interests	(279)	(190)	46.8		(80)	(52)	52.4
Net income	2,849	3,145	(9.4)		947	1,089	(13.0)
Weighted average number of ordinary shares outstanding during the period (millions)	4,477	4,515	(0.8)		4,455	4,518	(1.4)
Basic earnings per share (euros)	0.61	0.70	(12.9)		0.20	0.24	(16.6)

Notes:

•	Basic earnings per share amounts are calculated dividing net income, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the period.
•	For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.
•	2013 and 2014 reported figures include hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

GUIDANCE 2014

	2014			Guidance 2014 (organic and excluding Venezuela)
	Jan-Mar	Jan-Jun	Jan-Sep
Revenues (% Chg YoY)	(0.1%)	0.1%	0.4%	Positive revenue growth
OIBDA margin (Chg YoY)	(0.4 p.p. )	(0.9 p.p. )	(0.7 p.p. )	OIBDA margin towards stabilisation with erosion of around 1 p.p. y-o-y to allow for commercial flexibility if needed
CapEx / Sales	11.5%	13.7%	14.4%	CapEx / Sales: 15.5%-16%
				Guidance 2014 (reported)
Net financial debt	42,724	43,791	41,200	Lower than €43Bn

•	Guidance criteria 2014: 2014 guidance in organic terms assumes constant exchange rates as of 2013 (average FX in 2013), excludes Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2014 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals such as restructuring costs, etc. CapEx excludes spectrum acquisition and, in the third quarter of 2014, CapEx excludes the changes in the urban qualification of real estate properties in T. España and the investment in Telefónica’s headquarters in Barcelona at Group level. 2013 adjusted bases exclude:
•	T. Venezuela.
•	Homogeneous perimeter: Group T. Czech Republic (excluding results from January-December 2013); T. Ireland (excluding results from July-December 2013).
•	Tower sales.
•	Capital gains/losses from companies’ disposals: Capital gains from the sale of Hispasat and Telefónica Móviles Aplicaciones y Soluciones. Value adjustments of T. Ireland and T. Czech Republic.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - September			%
	2014 Reported	2014 Organic	2013 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	37,978	41,666	40,905	1.9		(10.9)
OIBDA	12,325	13,482	13,454	0.2		(12.6)
OIBDA margin	32.5%	32.4%	32.9%	(0.5 p.p.	)	(0.6 p.p. )
Operating Income (OI)	6,034	6,956	6,655	4.5		(9.7)
CapEx	5,738	6,112	4,844	26.2		(4.7)
OpCF (OIBDA-CapEx)	6,587	7,370	8,611	(14.4)		(18.5)

	2014	2013
Reported revenues	37,978	42,626
Forex impact	3,921
Hyperinflation in Venezuela	(232)	(288)
Changes in the consolidation perimeter		(1,432)

Organic revenues	41,666	40,905

Reported OIBDA	12,325	14,100
Forex impact	1,308
Hyperinflation in Venezuela	(100)	(96)
Tower sales	(58)	(39)
T. Deutschland restructuring	8
T. Ireland negative fair value adjustment		16
T. Czech Republic negative fair value adjustment		56
Hispasat disposal		(21)
Changes in the consolidation perimeter		(561)

Organic OIBDA	13,482	13,454

Reported CapEx	5,738	6,019
Forex impact	672
Hyperinflation in Venezuela	(23)	(29)
Spectrum acquisition	(203)	(997)
Urban qualification of real estate properties	(43)
HQ Barcelona	(29)
Changes in the consolidation perimeter		(149)

Organic CapEx	6,112	4,844

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2014 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of September 2013. Forex impact on those effects is totally included under “Forex impact” epigraph.
•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX as of September 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition and, in the third quarter of 2014, CapEx excludes the changes in the urban qualification of real estate properties in T. España and the investment in Telefónica’s headquarters in Barcelona at Group level.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	July - September			%
	2014 Reported	2014 Organic	2013 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	13,021	13,754	13,384	2.8	(7.4)
OIBDA	4,269	4,508	4,472	0.8	(8.7)
OIBDA margin	32.8%	32.8%	33.4%	(0.6 p.p. )	(0.5 p.p. )
Operating Income (OI)	2,141	2,399	2,430	(1.3)	(9.6)
CapEx	2,215	2,342	1,879	24.6	4.7
OpCF (OIBDA-CapEx)	2,054	2,167	2,593	(16.4)	(19.8)

	2014	2013
Reported revenues	13,021	14,063
Forex impact	823
Hyperinflation in Venezuela	(89)	(131)
Changes in the consolidation perimeter		(548)

Organic revenues	13,754	13,384

Reported OIBDA	4,269	4,678
Forex impact	278
Hyperinflation in Venezuela	(43)	(47)
Tower sales	(3)	(4)
T. Deutschland restructuring	8
T. Czech Republic negative fair value adjustment		56
Changes in the consolidation perimeter		(211)

Organic OIBDA	4,508	4,472

Reported CapEx	2,215	2,116
Forex impact	209
Hyperinflation in Venezuela	(13)	(10)
Spectrum acquisition	2	(163)
Urban qualification of real estate properties	(43)
HQ Barcelona	(29)
Changes in the consolidation perimeter		(64)

Organic CapEx	2,342	1,879

Notes:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2014 excludes the impacts of the forex and therefore it assumes average constant exchange rates as of September 2013. Forex impact on those effects is totally included under “Forex impact” epigraph.
•	Organic criteria: Assumes constant exchange rates as of 2013 (average FX as of September 2013), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition and, in the third quarter of 2014, CapEx excludes the changes in the urban qualification of real estate properties in T. España and the investment in Telefónica’s headquarters in Barcelona at Group level.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 2014	December 2013	% Chg
Non-current assets	92,917	89,597	3.7
Intangible assets	17,942	18,548	(3.3)
Goodwill	24,142	23,434	3.0
Property, plant and equipment and Investment properties	31,923	31,040	2.8
Investments accounted for by the equity method	2,841	2,424	17.2
Non-current financial assets	9,173	7,775	18.0
Deferred tax assets	6,896	6,376	8.2
Current assets	27,548	29,265	(5.9)
Inventories	1,350	985	37.1
Trade and other receivables	10,082	9,640	4.6
Current financial assets	3,163	2,117	49.4
Tax receivables	1,621	1,664	(2.6)
Cash and cash equivalents	11,246	9,977	12.7
Non-current assets classified as held for sale	86	4,882	(98.2)
Total Assets = Total Equity and Liabilities	120,465	118,862	1.3
Equity	30,619	27,482	11.4
Equity attributable to equity holders of the parent and other holders of equity instruments	23,999	21,185	13.3
Non-controlling interests	6,620	6,297	5.1
Non-current liabilities	61,847	62,236	(0.6)
Non-current interest-bearing debt	50,640	51,172	(1.0)
Non-current trade and other payables	2,061	1,701	21.2
Deferred tax liabilities	2,930	3,063	(4.4)
Non-current provisions	6,216	6,300	(1.3)
Current liabilities	27,999	29,144	(3.9)
Current interest-bearing debt	9,156	9,527	(3.9)
Current trade and other payables	15,273	15,221	0.3
Current tax payables	2,306	2,203	4.7
Current provisions	1,264	1,271	(0.6)
Liabilities associated with non-current assets held for sale	—	922	—
Financial Data
Net Financial debt (1)	41,200	45,381	(9.2)

Note:

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Figures in million euros. Net financial debt in September 2014 includes: Non current interest-bearing debt + Non-current trade and other payables (1,094) + Current interest-bearing debt + current trade and other payables (114) - non-current financial assets (5,395) - current financial assets - cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - September
		2014	2013	% Chg
I	Cash flow from operations	11,814	13,477	(12.3)
II	Net interest payment (1)	(2,117)	(1,978)
III	Payment for income tax	(875)	(1,152)
A=I+II+III	Net cash provided by operating activities	8,821	10,347	(14.8)
B	Net payment for investment in fixed and intangible assets	(6,311)	(7,186)
	Spectrum (2)	(179)	(1,305)
C=A+B	Net free cash flow after CapEx	2,510	3,161	(20.6)
D	Net Cash received from sale of Real Estate	6	14
E	Net payment for financial investment (3)	3,173	10
F	Net payment for operations with minority shareholders and treasury stock (4)	(122)	1,889
G=C+D+E+F	Free cash flow after dividends	5,567	5,074	9.7
H	Effects of exchange rate changes on net financial debt	1,711	335
I	Effects on net financial debt of changes in consolid. and others	(325)	(419)
J	Net financial debt at beginning of period	45,381	51,259
K=J-G+H+I	Net financial debt at end of period	41,200	46,101	(10.6)

Note:

•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Includes cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	2014 includes the following spectrum payments: 81 million euros in Colombia, 80 million euros in Panama, 14 million euros in Brazil and 4 million euros in United Kingdom. 2013 includes the following spectrum payments: 668 million euros in United Kingdom, 526 million euros in Brazil, 69 million euros in Spain, 24 million euros in Uruguay, 8 million euros in Ireland, 6 million euros in Colombia, 4 million euros in Mexico and 1 million euros in Nicaragua.
(3)	In 2014 the following proceeds are included: 2,004 million euros from the disposal of T. Czech Republic; and 780 million euros from the disposal of T.Ireland. The payment of 325 million euros to DTS for the acquisition of a 22% in Mediaset is also included. In the third quarter of 2013 it includes proceeds amounting to 377 million euros from the Central American deal.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of undated deeply subordinated securities, issuance of mandatorily convertible bonds into Telefónica S.A. shares and operations with minority shareholders from subsidiaries that are fully consolidated.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - September
	2014	2013	% Chg
OIBDA	12,325	14,100	(12.6)
- CapEx accrued during the period	(5,738)	(6,019)
- Payments related to cancellation of commitments	(600)	(547)
- Net interest payment	(2,117)	(1,978)
- Payment for tax	(875)	(1,152)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(108)	(94)
-Investment In working capital and other deferred income and expenses	(376)	(1,149)
= Net Free Cash Flow after CapEx	2,510	3,161	(20.6)
+ Net Cash received from sale of Real Estate	6	14
- Net payment for financial investment	3,173	10
- Net payment for operations with minority shareholders and treasury stock	(122)	1,889
= Free Cash Flow after dividends	5,567	5,074	9.7

	January - September
Unaudited figures (Euros in millions)	2014	2013	% Chg
Net Free Cash Flow after CapEx	2,510	3,161	(20.6)
+ Payments related to cancellation of commitments	600	547
- Operations with minority shareholders	(271)	(307)
= Free Cash Flow	2,839	3,401	(16.5)
Weighted average number of ordinary shares outstanding during the period (millions)	4,477	4,515
= Free Cash Flow per share (euros)	0.63	0.75	(15.8)

Notes:

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		September 2014
	Long-term debt (1)	51,734
	Short term debt including current maturities (2)	9,270
	Cash and cash equivalents	(11,246)
	Short and Long-term financial investments (3)	(8,558)
A	Net Financial Debt	41,200
	Gross commitments related to workforce reduction (4)	3,964
	Value of associated Long-term assets (5)	(787)
	Taxes receivable (6)	(1,267)
B	Net commitments related to workforce reduction	1,910
A + B	Total Debt + Commitments	43,109
	Net Financial Debt / OIBDA (7)	2.39x

- Nota:

•	2014 reported figures include the hyperinflationary adjustments in Venezuela.
(1)	Includes “Non current interest-bearing debt” and 1,094 million euros of “Non-current trade and other payables”.
(2)	Includes “Current interest-bearing debt” and 114 million euros of “Other current payables”.
(3)	Includes “Current financial assets” and 5,395 million euros of “Non-current financial assets”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA, excluding gains/losses on the sale of companies.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Sep 2014	Jan - Sep 2013	September 2014	December 2013
USA (US Dollar/Euro)	1.355	1.316	1.258	1.379
United Kingdom (Sterling/Euro)	0.812	0.852	0.777	0.834
Argentina (Argentinean Peso/Euro)	10.792	6.936	10.607	8.993
Brazil (Brazilian Real/Euro)	3.097	2.777	3.084	3.231
Chile (Chilean Peso/Euro)	759.994	641.968	754.000	723.490
Colombia (Colombian Peso/Euro)	2,629.282	2,438.959	2,544.283	2,657.292
Costa Rica (Colon/Euro)	738.007	665.336	686.342	700.280
Guatemala (Quetzal/Euro)	10.527	10.322	9.653	10.814
Mexico (Mexican Peso/Euro)	17.770	16.677	16.903	18.045
Nicaragua (Cordoba/Euro)	34.958	32.341	33.060	34.935
Peru (Peruvian Nuevo Sol/Euro)	3.804	3.517	3.635	3.857
Uruguay (Uruguayan Peso/Euro)	31.013	26.410	31.036	29.498
Venezuela (Bolivar Fuerte/Euro) (3)	15.100	8.508	15.100	8.688

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 09/30/14 and 12/31/13.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro. In the January-September 2014 period the exchange rate is based on the SICAD-I USD auction system.

NET DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 2014
	EUR	LATAM	GBP	USD
Net debt structure by currency	76%	15%	6%	3%

TOTAL FINANCIAL LIABILITIES BREAKDOWN

Unaudited figures

	September 2014
	Bonds and commercial paper	Debt with financial institutions	Other financial debt (including governments) and net derivatives
Total financial liabilities	79%	18%	3%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
S&P1	BBB	A-2	Stable	05/19/2014
Fitch[1]	BBB+	F-2	Negative	8/6/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date	ISIN code
DEBENTURES AND BONDS
Eurobond	10-Feb-14	500	EUR	Telefonica Deutschland	2.375%	10-Feb-21	XS1025752293
Eurobond	26-Mar-14	200	EUR	Telefónica Emisiones SAU	Euribor 3M + 0.650%	26-Mar-16	XS1046491657
CLP Bond	27-Mar-14	47,000	CLP	Telefónica Chile S.A.	5.750%	14-Mar-19	BCTCH-Q	*
Eurobond	10-Apr-14	200	EUR	Telefónica Emisiones SAU	Euribor 3M + 0.750%	10-Apr-17	XS1053304991
Eurobond	27-May-14	1,250	EUR	Telefónica Emisiones SAU	2.242%	27-May-22	XS1069430368
Eurobond	4-Jun-14	100	EUR	Telefónica Emisiones SAU	Euribor 3M + 0.750%	10-Abr-17	XS1053304991
USD Bond	23-Jun-14	500	USD	Telefónica Emisiones SAU	Libor 3M + 0.650%	23-Jun-17	US87938WAS26
Mandatory exchangeable bond (Telecom Italia)	24-Jul-14	750	EUR	Telefónica S.A.	6.000%	24-Jul-17	XS1090155125
Notes mandatorily convertible into new and/or existing shares of Telefónica, S.A	24-Sep-14	1,500	EUR	Telefónica Participaciones, S.A.U.	4.900%	25-Sep-17	XS1111071574
Eurobond	17-Oct-14	800	EUR	Telefónica Emisiones, S.A.U.	2.932%	17-Oct-29	XS1120892507

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date	ISIN code
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	31-Mar-14	750	EUR	Telefonica Europe BV	5.000%	31-Mar-20	XS1050460739
Hybrid bond	31-Mar-14	1,000	EUR	Telefonica Europe BV	5.875%	31-Mar-24	XS1050461034

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Syndicated facility	18-Feb-14	3,000	EUR	Telefónica S.A.	18-Feb-19
Bilateral Loan	19-Mar-14	125	EUR	Telefónica S.A.	19-Mar-19
Bilateral loan on supplies	13-Jun-14	185	EUR	Telefónica S.A.	13-Jun-19
Bilateral Loan	25-Jun-14	50	EUR	Telefónica S.A.	25-Jun-18
Bilateral Loan	26-Jun-14	2,000	EUR	Telefónica S.A.	26-Jun-17

*	Reference number of Bolsa de Comercio de Santiago

02

TELEFÓNICA ESPAÑA

Telefónica España’s results showed a gradual revenue trend stabilisation in the third quarter (-6.6% year-on-year, +2.5 percentage points quarter-on-quarter) and a sequential improvement in profitability, with 1.2 percentage point OIBDA margin expansion, reflecting the positive impact of the higher commercial activity that begun in the second quarter and the lower customer churn.

Commercial intensity increased in the quarter despite summer seasonality and was especially remarkable in value services, key growth levers. Net additions stood at 208 thousand fibre accesses (160 thousand in the second quarter), 370 thousand Pay TV accesses (348 thousand in the previous quarter) and 95 thousand mobile contract customers (28 thousand in the second quarter). This clear commercial acceleration is based on a differential offer in terms of quality and value, which continues to lead the market despite the high intensity of the competition.

As a result, at the end of September 2014 the higher-value customer base showed stability or growth year-on-year. As such, the pay TV customer base was 2.6 times larger than last year, fixed broadband accesses grew 1% underpinned by an increase of 2.2 times year-on-year in fibre customers, and mobile contract base remained virtually stable (-1% year-on-year), excluding the disconnection of inactive M2M accesses in the first quarter.

In this context and targeting to increase the value premium and continuing to lead the market, “Movistar” refreshed its service portfolio, multiplying mobile data allowance and introducing new value-added services.

•	The “Movistar Fusión TV” convergent portfolio was modified on 18 September, with no increase in prices, and the main mobile line now including: i) 500 MB of 4G data in the “Movistar Fusión TV Contigo” packages, ii) 2 GB of 4G data in the superior “Movistar Fusión TV” packages. Additional mobile lines also increased 4G mobile data allowance to 2 GB for 25 euros/month, VAT included.

•	Mobile contract tariffs were renewed on 1 October with the launch of the “Vive” portfolio, aimed at increasing the appeal of the offer and better responding to the needs of mobile-only customers, thus strengthening the Company’s competitive position in this segment.

All the tariffs include 4G service and have no permanence commitment; i) “Vive 11”: calls at zero cents per minute (€18.15 cents call connection fee) and 800 MB of data for 11 euros/month; ii) “Vive 22”: 200 minutes of calls and 1.1 GB for 22 euros/month; iii) “Vive 30”: unlimited voice calls and SMS and 2 GB for 30 euros/month; iv) “Vive 43”: unlimited voice calls and SMS, 4 GB and up to 3 additional MultiSIM cards for different mobile devices and 12 months’ free access to “Nubico Premium” (virtual library) for 43 euros/month. The monthly prices include VAT.

Telefónica España had 41.2 million accesses at the end of September 2014, down 2% year-on-year (a slight improvement on the 3% decline at the end of June). Furthermore, over half of the year-on-year decline in accesses is associated with the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of 2014.

•	“Movistar Fusión” with a customer base of 3.6 million and 1.4 million additional mobile lines, maintained solid year-on-year growth, representing 70% of fixed broadband base and 55% of mobile contract in the consumer segment, while the percentage of gross additions in the quarter who added new services reached a new high of 78% (77% in the previous quarter). It is worth noting that the additional value of the new convergent portfolio (including IPTV services in packages from 60 euros/month) continued to attract customers to the higher value offers. As a result, the percentage of quarterly gross additions of “Movistar Fusión TV” opting for packages of 60 euros/month or higher continued to grow, reaching 67% in the quarter (+6 percentage points compared with prior quarter).

Also noteworthy were the sequential improvement in both “Fusión” churn (-0.1 percentage points to 1.0%) and ARPU (69.7 euros in the third quarter compared with 68.8 euros in the second), explained by the higher value generated by repositionings in the new offer (476 thousand customers in the quarter) and the renewal of their 12 month commitment.

•	Retail fixed telephony accesses (-6% year-on-year compared with September 2013) posted a net loss of 120 thousand accesses in the quarter (-168 thousand in the second quarter), the lowest since the launch of “Movistar Fusión” (in the last quarter of 2012) thanks to the lower level of churn.

•	Retail broadband accesses (5.9 million at the end of September) grew by 1% year-on-year, with net additions of 11 thousand accesses in the third quarter, higher than in April-June, as a result of the increase in fibre and the reduction in churn (1.4%, -0.1 percentage points quarter-on-quarter and year-on-year).

Fibre customer growth accelerated in the quarter, despite summer seasonality, with net additions of 208 thousand accesses (+30% compared with the second quarter, 3.3 times higher than the figure in the third quarter of 2013) and accesses connected more than doubling year-on-year to reach 1.1 million (including 183 thousand 10 Mb fibre customers).

Customers with 100 Mb fibre speed, who have higher ARPU (currently a 10 euros price premium, 12 euros with VAT) and lower churn (0.5 times) compared with ADSL customers, totalled 886 thousand accesses and posted a higher growth with 95 thousand net additions in the quarter (89 thousand in the previous quarter).

The intense pace of fibre deployment continued to accelerate, reaching 1.4 million premises passed in the last three months (1.3 million in April-June) to total 8.8 million premises passed at the end of September. The target for 2014 is maintained at 10 million premises passed.

•	Pay TV accesses reached 1.6 million (2.6 times higher compared with September 2013), reflecting the strong adoption of “Movistar TV”, key differentiation lever of the refreshed convergent offer. In the third quarter, net additions totalled 370 thousand accesses, exceeding the number in the second quarter (348 thousand). Also noteworthy is the significant reduction in churn (1.0%; -2.2 percentage points year-on-year and -1.3 percentage points quarter-on-quarter), which is at an historic low.

•	Total mobile accesses stood at 17.7 million, down 9% compared with September 2013, impacted by the disconnection in the first quarter of inactive M2M mobile contract accesses mentioned above.

It should be highlighted the improved contract base performance, with 95 thousand net additions (28 thousand in the previous quarter), the largest figure since the second quarter of 2011, mainly driven by churn reduction and the positive performance of gross additions (+13.1% year-on-year). Consequently, the net additions of the first nine months of the year reverted the negative trend turning positive again (+20 thousand accesses), and the total contract base remained virtually stable year-on-year (-1%), excluding the impact of inactive M2M disconnections.

The better performance of contract accesses is mainly due to the ongoing improvement in churn (1.5% in the quarter, excluding M2M, -0.2 percentage points quarter-on-quarter; -0.4 year-on-year) and the reduction in the net portability balance since the launch of the new convergent offer (-106 thousand accesses in the quarter, improving 16% on the previous quarter and 50% year-on-year).

75% of mobile voice customers in the consumer segment have already migrated to “Fusión” or the new mobile tariffs launched in 2013 (71% in the previous quarter).

In addition, the more attractive contract portfolio launched in October will contribute to improve the positive trend of the mobile-only customer segment.

•	Smartphone penetration stood at 57% (+9 percentage points than in September 2013), and significantly boosted data traffic growth to 25% year-on-year in the quarter (+13% in the previous quarter). LTE network rollout continued to progress well and coverage reached 50% of the population at the end of September 2014.

•	Mobile ARPU is becoming less representative of the business performance as “Movistar Fusión” penetration increases, owing to the allocation of revenue between the fixed and mobile businesses and the changes in the offer. In July-September 2014 mobile ARPU declined by 7.6% year-on-year (-11.5% in the first nine months of 2014). The lower decline compared with the previous quarter (-13.4% year-on-year) is due to the positive impact of the now like-for-like comparison of the termination rate cut in July 2013 (-60%) and the improved performance of contract customers.

Revenues totalled 8,985 million euros in January-September 2014, and 2,993 million euros in the third quarter, remaining stable in absolute terms compared with the two prior quarters at around 3,000 million euros.

Revenues fell by 6.6% year-on-year in the third quarter (-8.0% in January-September), with the year-on-year change improving by 2.5 percentage points compared with the second quarter. This performance is due to the improved commercial activity, the lower impact of customer repositioning, the like-for-like comparison of the mobile termination rate cut since 1 July, and the higher growth in revenues from handset sales.

Revenue breakdown, as with ARPU, is becoming increasingly less relevant given the high penetration level of the convergent offer. However:

•	Fixed business revenues (6,318 million euros) in the first nine months of 2014 fell 4.5% year-on-year, with the pace of year-on-year decline easing in the quarter (-2.5%) mainly due to the improved performance of broadband and new services revenues (fibre, pay TV, data and IT).

•	Mobile business revenues (3,418 million euros) declined 12.3% compared with January-September 2013 and also improve its pace of decline in the quarter (-11.4%) driven by the performance of the customer base and the like-for-like comparison of the mobile termination rate cut.

Operating expenses amounted to 5,183 million euros in the first nine months of the year, down 1.4% year-on-year, reflecting the savings generated by the various efficiency initiatives implemented and ongoing cost control, and despite the more intense commercial effort focused on high value customers. In the third quarter, expenses increased by 3.2% year-on-year and changed their trend compared with the previous quarter primarily due to the lower decline in interconnection costs, the higher content and handset costs, and the ending of personnel efficiencies. Breakdown by component:

•	Supplies (1,880 million euros) increased 2.8% compared with January-September 2013, mainly reflecting higher spending on handsets and TV content. These costs grew 16.9% year-on-year in the quarter, owing to a higher TV content cost and the negative impact of the comparison of the mobile termination rate cut (-60% on 1 July 2013 and zero in July 2014).

•	Personnel expenses (1,601 million euros) declined 0.2% year-on-year in the first nine months of 2014, mainly on the back of the savings related to the redundancy programme ended in 2013 (83 million euros) and the temporary removal of the Company’s contribution to the pension plan that began in April 2013 and ended on 1 July 2014 (28 million euros).

In the third quarter these expenses rose by 4.5% year-on-year, due to the resumption of the Company’s contribution to the pension plan (19 million euros in the quarter), which was temporarily suspended in previous quarters, and the lower year-on-year savings from the redundancy programme (19 million euros). At the end of September, Telefónica España’s headcount totalled 29,818 employees (-1.3% year-on-year).

•	Other operating expenses (1,702 million euros) increased the pace of decline in the quarter to 10.9% year-on-year (-6.8% year-on-year in the first nine months), reflecting the savings resulting from simplification processes, redefinition of distribution channels and insourcing of activities, and despite the increased commercial effort (advertising and handset sales).

OIBDA amounted to 4,121 million euros in January-September 2014 (-13.0% year-on-year; -14.4% in the quarter), impacted by the higher Company’s commercial effort to capture the growth and value opportunity in the market.

In organic terms (excluding the sale of non-strategic towers for 54 million euros in the first half of 2014), OIBDA fell 14.2% year-on-year in the first nine months, though the pace of decline eased sequentially in the third quarter (-14.4% year-on-year; -16.5% in the second quarter) as a result of the improved revenue performance.

Thus, OIBDA margin stood at 46.0% in the third quarter (-4.2 percentage points year-on-year), with an expansion of 1.2 percentage points quarter-on-quarter. In January-September the margin stood at 45.9% (-3.3 percentage points year-on-year in organic terms).

CapEx amounted to 1,186 million euros in the first nine months of 2014, up 30.5% year-on-year, affected in 2013 by the booking of 69 million euros for the extension of the spectrum license for the 900 MHz (65 million euros in the second quarter and 4 million euros in the third), and by 43 million euros in the third quarter of 2014 related to changes in the urban qualification of real estate properties. Excluding these impacts, in organic terms, CapEx increased by 36.0% year-on-year in the first nine months of 2014, reflecting the faster pace of connection of fibre and TV customers and the rapid rollout of fibre and LTE networks, differential assets that enable the Company to enhance its leadership in quality.

TELEFÓNICA ESPAÑA

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	38,196.6	37,695.5	37,171.2	36,663.6	35,588.4	35,702.4	35,845.3	(3.6)
Fixed telephony accesses (1)	11,587.2	11,420.3	11,261.3	11,089.8	10,883.9	10,715.4	10,595.2	(5.9)
Naked ADSL	22.9	22.5	22.4	22.8	22.1	21.9	21.9	(2.3)
Internet and data accesses	5,830.2	5,860.5	5,872.6	5,899.0	5,909.5	5,913.8	5,920.9	0.8
Narrowband	53.2	50.2	46.1	38.5	35.9	39.0	35.9	(22.2)
Broadband (2)	5,761.7	5,795.6	5,812.3	5,846.8	5,860.3	5,862.0	5,872.7	1.0
Fibre	372.0	430.9	494.0	593.7	701.3	861.0	1,068.9	116.4
Other (3)	15.3	14.7	14.3	13.7	13.3	12.8	12.3	(13.7)
Mobile accesses	20,119.3	19,782.3	19,428.0	19,002.1	18,064.7	17,863.6	17,749.7	(8.6)
Prepay	4,966.5	4,769.5	4,560.0	4,262.7	3,996.7	3,767.8	3,559.2	(21.9)
Contract	15,152.7	15,012.8	14,867.9	14,739.3	14,068.0	14,095.8	14,190.5	(4.6)
M2M (4)	1,927.2	1,961.3	1,979.4	1,991.3	1,446.6	1,491.9	1,566.9	(20.8)
Pay TV (5)	659.9	632.5	609.3	672.7	730.3	1,209.5	1,579.4	159.2

Wholesale Accesses	4,502.0	4,626.5	4,792.2	4,990.1	5,150.3	5,238.0	5,309.0	10.8
WLR (6)	485.9	488.6	506.6	525.8	541.7	556.0	564.0	11.3
Unbundled loops	3,358.1	3,475.3	3,619.0	3,787.1	3,910.8	3,979.1	4,034.1	11.5
Shared ULL	169.5	157.6	147.3	130.6	116.1	105.5	96.6	(34.4)
Full ULL (7)	3,188.6	3,317.6	3,471.7	3,656.5	3,794.7	3,873.7	3,937.5	13.4
Wholesale ADSL	657.6	662.2	666.2	676.8	697.5	702.5	710.6	6.7
Other (8)	0.4	0.4	0.4	0.4	0.4	0.3	0.3	(25.2)

Total Accesses	42,698.6	42,322.0	41,963.3	41,653.6	40,738.7	40,940.4	41,154.3	(1.9)

TELEFÓNICA ESPAÑA

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	24.7%	24.1%	23.5%	22.4%	22.1%	21.1%	20.1%	(3.4 p.p. )
Contract percentage (%)	75.3%	75.9%	76.5%	77.6%	77.9%	78.9%	79.9%	3.4 p.p.
MBB accesses (‘000)	7,888.8	8,375.8	8,486.8	8,761.5	9,055.8	9,271.7	9,259.0	9.1%
MBB penetration (%)	39%	42%	44%	46%	50%	52%	52%	8.5 p.p.
Smartphones (‘000)	7,230.7	7,841.8	8,027.3	8,382.6	8,738.2	8,989.7	9,008.8	12.2%
Smartphone penetration (%)	41%	45%	47%	50%	54%	56%	57%	9.3 p.p.

TELEFÓNICA ESPAÑA

FUSIÓN ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Fusión Customers	1,733.7	2,190.7	2,566.2	2,916.3	3,221.3	3,389.3	3,557.5	38.6
Mobile add-ons	704.2	864.6	1,012.2	1,139.9	1,245.0	1,303.6	1,352.9	33.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Leased lines.
(4)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected.
(5)	In the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.
(6)	Wholesale Line Rental.
(7)	Includes naked shared loops.
(8)	Wholesale circuits.

TELEFÓNICA ESPAÑA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	8,985	9,763	(8.0)	(8.0)	2,993	3,204	(6.6)	(6.6)
Revenues ex-handset revenues	8,523	9,402	(9.3)	(9.3)	2,848	3,104	(8.2)	(8.2)
Wireless Business	3,418	3,896	(12.3)	(12.3)	1,118	1,261	(11.4)	(11.4)
Mobile service revenues	2,956	3,534	(16.4)	(16.4)	974	1,161	(16.1)	(16.1)
Data revenues	1,129	1,212	(6.8)	(6.8)	379	405	(6.5)	(6.5)
Handset revenues	462	361	27.7	27.7	144	100	44.1	44.1
Wireline Business	6,318	6,618	(4.5)	(4.5)	2,134	2,190	(2.5)	(2.5)
FBB and new services (1)	3,227	3,198	0.9	0.9	1,115	1,060	5.2	5.2
Voice & access revenues	2,694	3,078	(12.5)	(12.5)	876	1,000	(12.4)	(12.4)
Other	397	341	16.3	16.3	144	130	10.9	10.9
Internal expenditure capitalized in fixed assets	224	199	12.4	12.4	73	56	29.3	29.3
Operating expenses	(5,183)	(5,257)	(1.4)	(1.4)	(1,714)	(1,662)	3.2	3.2
Supplies	(1,880)	(1,828)	2.8	2.8	(644)	(551)	16.9	16.9
Personnel expenses	(1,601)	(1,604)	(0.2)	(0.2)	(544)	(521)	4.5	4.5
Other operating expenses	(1,702)	(1,826)	(6.8)	(6.8)	(525)	(589)	(10.9)	(10.9)
Other net income (expense)	29	20	45.8	45.8	15	5	n.m.	n.m.
Gain (loss) on sale of fixed assets	67	16	n.m.	(21.1)	11	6	95.2	95.2
Impairment of goodwill and other assets	(1)	(4)	(73.8)	(73.8)	(1)	(2)	(43.8)	(43.8)
Operating income before D&A (OIBDA)	4,121	4,736	(13.0)	(14.2)	1,376	1,607	(14.4)	(14.4)
OIBDA Margin	45.9%	48.5%	(2.7 p.p. )	(3.3 p.p. )	46.0%	50.2%	(4.2 p.p. )	(4.2 p.p. )
CapEx (2)	1,186	909	30.5	36.0	484	282	71.3	58.4
Spectrum	0	69	n.m.	n.m.	0	4	n.m.	n.m.
OpCF (OIBDA-CapEx) (2)	2,934	3,827	(23.3)	(25.0)	892	1,325	(32.7)	(29.6)

Note:

•	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	In the third quarter of 2014, CapEx organic variance also excludes the changes in the urban qualification of real estate properties.

TELEFÓNICA ESPAÑA

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013		2014
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	8,647	8,768	8,588	8,988	8,992	4.0
Data traffic (TB)	14,581	13,579	14,058	15,197	18,295	25.5
ARPU (EUR) (1)	17.4	16.4	16.1	16.0	16.0	(7.6)
Prepay	7.5	6.5	6.3	6.0	6.6	(11.0)
Contract (2)	23.4	22.3	21.0	20.8	20.6	(12.0)
Data ARPU (EUR) (1)	6.9	6.8	6.9	6.9	7.1	3.0
% non-SMS over data revenues	92.4%	93.8%	94.8%	95.4%	94.5%	2.2 p.p.
Churn (1)	2.1%	2.3%	3.5%	2.0%	1.8%	(0.3 p.p. )
Contract (2)	1.9%	2.0%	2.2%	1.7%	1.5%	(0.4 p.p. )

	2013		2014
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	25,659	34,428	8,588	17,575	26,567	3.5
Data traffic (TB)	41,011	54,590	14,058	29,255	47,549	15.9
ARPU (EUR) (1)	18.1	17.7	16.1	16.0	16.0	(11.5)
Prepay	7.5	7.3	6.3	6.1	6.3	(15.9)
Contract (2)	24.5	24.0	21.0	20.9	20.8	(15.3)
Data ARPU (EUR) (1)	6.7	6.8	6.9	6.9	7.0	3.2
% non-SMS over data revenues	91.6%	92.1%	94.8%	95.1%	94.9%	3.3 p.p.
Churn (1)	2.2%	2.2%	3.5%	2.8%	2.5%	0.3 p.p.
Contract (2)	2.0%	2.0%	2.2%	1.9%	1.8%	(0.3 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2)	Excludes M2M.

03

TELEFÓNICA UK

(year-on-year changes in local currency)

In the third quarter, Telefónica UK posted a consistent strong set of results on the back of the solid customer growth (both prepay and contract), which has been underpinned by the strength of the O2 brand, successful commercial propositions and customer loyalty. Together with signs of ARPU stabilisation vs. previous quarters, total revenue continued to grow year-on-year excluding the impact of “O2 Refresh”.

The Company continued expanding LTE coverage (49% outdoor coverage as of September) and upgrading its high value customers to improve network experience and customer satisfaction.

Total accesses totalled 24.3 million at the end of the third quarter, a growth of 3% year-on-year and it is worth highlighting:

•	The mobile contract customer base grew 6% year-on-year as of September (consistent with June) to account for 56% of the mobile base, a 2 percentage points increase year-on-year. Total mobile accesses reached 24.1 million (+3% year-on-year).

•	Contract net additions, excluding M2M, totalled 189 thousand in the third quarter (209 thousand including M2M), and grew 28% year-on-year and 34% quarter-on-quarter as a result of the launch of new devices in the quarter coupled with handset apathy in the market in the first half. Excluding the first quarter of 2014 (impacted by low level of trading in the market), this is the 11th quarter where Telefónica UK posted consistent contract base growth.

Prepay net additions in July to September period totalled 110 thousand due to the continued success of the new set of tariffs launched in May (“Big Bundles”). This contributed to a total quarterly net additions of 319 thousand (+5% year-on-year), the strongest figure over the past two years. In the nine months to September, total net additions reached 436 thousand (542 thousand in the contract segment).

•	Contract churn excluding M2M remained at record market leading levels of 1.0% in the third quarter and in the first nine months of the year, improving 0.1 percentage points year-on-year in both periods, demonstrating customers loyalty to the Company’s unique propositions.

•	Smartphone penetration reached 50% (+2 percentage points year-on-year) with the base totalling 10.8 million accesses at the end of the September.

•	Data traffic increased 66% year-on-year vs. the first nine months of 2013 and accelerated it growth to 76% in the third quarter thanks to the increased smartphone penetration and higher usage per customer.

•	ARPU[1] in the third quarter posted an improving trend year-on-year excluding “O2 Refresh”, declining 1.4% vs. -2.6% in the second and -5.3% in the first. In January-September, ARPU was 3.1% down vs. the same period of 2013 excluding “O2 Refresh”.

Revenue accelerated its growth to 2.3% year-on-year in the third quarter, excluding the impact of “O2 Refresh” (+0.9% in the second; -6.3% in the first), thanks to improving mobile service revenues, and growing handset revenues as trading increased in the quarter. In the nine months to September, the year-on-year decline was limited to 1.1% excluding “O2 Refresh”. Revenue reached 5,149 million euros (-0.8% year-on-year in the first nine months and -2.3% in the third quarter), with the impact of “O2 Refresh” unwinding year-on-year from the second quarter due to its anniversary on 16th April 2014.

Mobile service revenue continued to show improvement, and excluding the impact of Refresh, returned to growth year-on-year (+1.1%) in the July-September period (-0.1% in April-June and -2.7% in January-March) benefiting from the stabilisation of prices and the steady increase of the mobile base. Mobile service revenues totalled 4,036 million euros in the first nine months of 2014 (-6.7% year-on-year) and strengthened its performance in the third quarter to -5.5% year-on-year (-6.7% year-on-year in the second quarter).

[1]	Revenues from the “O2 Refresh” model are not being reported under mobile service revenues and are instead reported in handset revenues, thus smartphone device sales are not being reflected in ARPU.

Data revenue was up 2.4% year-on-year in the third quarter (+1.6% year-on-year in the first nine months), driven by the continued positive performance of non-SMS data revenue (+18.8% vs. the third quarter of 2013). As such, non-SMS data revenue increased its year-on-year weight over total data revenues by 8 percentage points to account for 58% of data revenue in the first nine months. As a result, data revenue represented 57% of mobile service revenues in January September period (+5 percentage points year-on-year).

Operating expenses reached 3,995 million euros in the first nine months of the year, 2.7% lower than in the same period of the last year, but remained broadly flat in the third quarter (+0.1% year-on-year).

•	Supplies (2,544 million euros) fell 1.3% year-on-year in the three months to September as higher handset volumes from the improved trading in the quarter were more than offset by lower termination costs. In the first nine months, supplies declined 3.6% year-on-year as there was a positive non-recurrent impact of 24 million euros in the first quarter of 2014 (true-up of past commissions).

•	Personnel expenses totalled 340 million euros and declined 5.7% year-on-year in the third quarter due to the benefits of outsourcing the customer service. The performance in the first nine months (-24.4% year-on-year) was also affected by non-recurrent restructuring expenses (5 million euros in the first quarter of 2014 and 48 million euros in the first half of 2013).

•	Other expenses increased 9.4% year-on-year in the nine months to September to reach 1,111 million euros (+5.8% year-on-year in the third quarter) due to the outsourcing of customer service activities.

OIBDA reached 1,287 million euros in the first nine months of the year (+2.6% year-on-year). The third quarter performance (+2.7%) was positively impacted by a non-recurrent upside (34 million euros) primarily due to the final settlement relating to the disposal of fixed business assets in the second quarter of 2013. Excluding this impact, OIBDA in the third quarter declined 4.8% year-on-year. OIBDA was also affected by the unwinding of “O2 Refresh” (gradual annualisation of the impact from the acceleration in the accounting of handset sales).

This resulted in an OIBDA margin of 26.7% in the third quarter (-0.7 percentage points year-on-year excluding exceptional items mentioned above) as improving business performance continued to absorb the negative contribution of “O2 Refresh” to year-on-year growth (-4.0 percentage points impact in the third quarter; -1.0 percentage points in the second quarter). In the first nine months of 2014, OIBDA margin reached 25.0%.

CapEx amounted to 574 million euros in the first nine months, 4.8% more than in the same period of the prior year excluding spectrum mainly due to focus on network quality and LTE expansion.

TELEFÓNICA UK

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	23,814.0	23,326.8	23,639.5	23,872.0	23,803.9	24,001.3	24,324.5	2.9
Fixed telephony accesses (1)	384.5	192.7	198.7	208.2	211.4	217.9	221.5	11.5
Internet and data accesses	519.4	10.4	13.6	14.8	16.4	16.8	17.8	30.5
Broadband	519.4	10.4	13.6	14.8	16.4	16.8	17.8	30.5
Mobile accesses	22,910.1	23,123.7	23,427.2	23,649.0	23,576.1	23,766.6	24,085.2	2.8
Prepay	10,758.0	10,680.0	10,764.7	10,764.7	10,556.7	10,548.6	10,658.4	(1.0)
Contract	12,152.1	12,443.7	12,662.4	12,884.3	13,019.4	13,218.0	13,426.7	6.0
M2M	1,750.5	1,872.3	1,943.3	1,974.5	2,038.0	2,096.1	2,116.2	8.9
Wholesale Accesses (2)	42.4	36.8	40.7	31.6	—	—	—	—

Total Accesses	23,856.4	23,363.6	23,680.2	23,903.6	23,803.9	24,001.3	24,324.5	2.7

TELEFÓNICA UK

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	47.0%	46.2%	45.9%	45.5%	44.8%	44.4%	44.3%	(1.7 p.p. )
Contract percentage (%)	53.0%	53.8%	54.1%	54.5%	55.2%	55.6%	55.7%	1.7 p.p.
MBB accesses (‘000)	10,214.3	10,354.3	10,647.7	10,955.8	11,044.9	10,979.5	11,338.9	6.5%
MBB penetration (%)	45%	45%	45%	46%	47%	46%	47%	1.6 p.p.
Smartphones (‘000)	9,718.0	9,866.1	10,158.3	10,478.0	10,566.8	10,501.2	10,835.1	6.7%
Smartphone penetration (%)	47%	48%	48%	49%	50%	50%	50%	2.1 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	From the first quarter of 2014, the company stopped offering a wholesale service.

TELEFÓNICA UK

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	5,149	4,950	4.0	(0.8)	1,805	1,717	5.1	(2.3)
Mobile service revenues	4,036	4,123	(2.1)	(6.7)	1,389	1,365	1.7	(5.5)
Data revenues	2,315	2,172	6.6	1.6	794	720	10.3	2.4
Handset revenues and other	1,113	827	34.6	28.3	416	352	18.3	10.3
Internal expenditure capitalized in fixed assets	83	81	2.4	(2.3)	33	27	19.9	11.8
Operating expenses	(3,995)	(3,913)	2.1	(2.7)	(1,405)	(1,305)	7.7	0.1
Supplies	(2,544)	(2,516)	1.1	(3.6)	(924)	(871)	6.1	(1.3)
Personnel expenses	(340)	(428)	(20.7)	(24.4)	(115)	(113)	1.7	(5.7)
Other operating expenses	(1,111)	(968)	14.7	9.4	(366)	(321)	14.0	5.8
Other net income (expense)	2	0	n.m.	n.m.	1	0	n.m.	n.m.
Gain (loss) on sale of fixed assets	58	76	(23.8)	(27.4)	49	(1)	n.m.	c.s.
Impairment of goodwill and other assets	(10)	0	n.m.	c.s.	(0)	0	n.m.	c.s.
Operating income before D&A (OIBDA)	1,287	1,195	7.7	2.6	482	438	10.2	2.7
OIBDA Margin	25.0%	24.1%	0.9 p.p.		26.7%	25.5%	1.2 p.p.
CapEx	574	1,238	(53.7)	4.8	198	167	18.8	9.6
Spectrum	0	716	n.m.	n.m.	0	(1)	c.s.	c.s.
OpCF (OIBDA-CapEx)	713	(43)	c.s.	1.0	284	271	4.9	(1.6)

Note:

•	OIBDA and OI before management and brand fees.

TELEFÓNICA UK

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013		2014
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	12,196	12,238	11,973	12,361	12,252	0.5
Data traffic (TB)	13,767	14,684	15,978	20,550	24,199	75.8
ARPU (EUR)	19.4	19.0	18.5	18.9	19.3	(7.9)
Prepay	7.5	7.4	7.0	7.3	7.6	(6.2)
Contract (1)	34.7	33.6	32.8	33.3	33.7	(9.8)
Data ARPU (EUR)	10.3	10.3	10.6	10.9	11.1	(0.3)
% non-SMS over data revenues	50.5%	50.1%	56.5%	58.0%	58.5%	8.0 p.p.
Churn	2.3%	2.2%	2.1%	1.8%	1.9%	(0.4 p.p. )
Contract (1)	1.1%	1.1%	1.1%	1.0%	1.0%	(0.1 p.p. )

	2013		2014
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	36,241	48,479	11,973	24,334	36,587	1.0
Data traffic (TB)	36,635	51,319	15,978	36,528	60,727	65.8
ARPU (EUR)	19.8	19.6	18.5	18.7	18.9	(9.1)
Prepay	7.7	7.7	7.0	7.2	7.3	(10.1)
Contract (1)	35.4	35.0	32.8	33.0	33.3	(10.5)
Data ARPU (EUR)	10.5	10.4	10.6	10.7	10.8	(1.3)
% non-SMS over data revenues	49.9%	50.0%	56.5%	57.3%	57.7%	7.7 p.p.
Churn	2.3%	2.3%	2.1%	2.0%	1.9%	(0.4 p.p. )
Contract (1)	1.1%	1.1%	1.1%	1.0%	1.0%	(0.1 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

04

TELEFÓNICA DEUTSCHLAND

In the third quarter of 2014, Telefónica Deutschland kept positive momentum, mainly in the mobile contract segment as a result of its focused strategy on data monetisation. This was achieved in a more competitive environment driven by increasing demand for LTE and handset offers. Operating revenues largely stabilised year-on-year, with mobile service revenues showing a further improvement of year-on-year trend.

On August 29, 2014, the Company received the final clearance of the European Commission for the acquisition of the E-Plus Group and the final closing of the transaction was October 1, 2014, from where E-Plus is to be incorporated into Telefonica Deutschland. The new Company aims to become the leading Digital Telco in Germany and expects to deliver a net present value of more than 5 billion euros in synergies, primarily from the network, customer service, overheads and additional revenue-generating opportunities.

Telefónica Deutschland’s total access base stood at 25.3 million at the end of September, virtually flat year-on-year (-0.7%). Operating highlights were:

•	Contract mobile customer base accelerated its growth to 3% year-on-year (+2% in June) driven by the good performance in both consumer and business segments. Total mobile accesses reached 19.6 million (+0.4% year-on-year), of which contract represented 54% (+2 p.p. year-on-year).

•	Smartphone penetration reached 34% at the end of the quarter, 4 percentage points higher than in prior year. As a result of the increasing focus from new and existing customers on LTE, the demand for LTE-enabled handsets further accelerated to 88% of total quarterly smartphone shipments in the third quarter.

•	Contract net additions in the third quarter showed a continuation of trends seen in previous quarters and totalled 143 thousand, almost tripling the number seen in the same period of 2013 and explained by the good traction of the new commercial propositions launched in the second quarter. Total mobile net additions reached 213 thousand in the third quarter (+29% year-on-year) with the prepay segment recording 70 thousand net additions, reflecting usual seasonal behavior from customers in summer. For the nine months period, net additions reached 248 thousand, a significant year-on-year improvement in contract (374 thousand, +80% year-on-year), while 126 thousand net disconnections were registered in the prepay segment.

•	Contract churn excluding M2M was broadly stable year-on-year in 1.5% both in the third quarter of 2014 and in the period from January to September, owing to a more dynamic competitive environment.

•	Mobile ARPU continued with an improved year-on-year trend in the third quarter (-1.4% vs. -2.1% in the second and -3.3% in the first quarter), limiting the decline for the nine months period to 2.2%. Favorable customer mix both in acquisition and renewals plus a stabilisation of the declining SMS usage evolution explained this performance. The adoption of LTE enabled smartphones and related tariffs from new and existing customers continued to be an important driver, while not yet completely offsetting the ongoing headwinds from the lower usage of SMS and the repositioning of the customer base within the new mobile tariff portfolio.

•	Data ARPU was stable in the July-September period (+0.1% year-on-year) while declining 0.9% year-on-year from January to September. Non-SMS data ARPU continued to grow (+10.1% year-on-year for the nine months period; +9.2% in the third quarter).

•	Data traffic grew 42% year-on-year both in the third quarter and 32% in the nine months period, mainly driven by the increasing number of LTE-enabled handsets, which show 3 times higher traffic usage vs. non-LTE smartphones.

•	Retail broadband fixed internet accesses (2.2 million; -5% year-on-year) registered a quarterly net loss of 31 thousand (-83 thousand in January-September), as new high speed additions (with an increasing share of VDSL lines) are not yet compensating DSL disconnections in an intense competitive market.

Revenue for the first nine months of 2014 reached 3,503 million euros (-4.6% year-on-year), consolidating its improving year-on-year performance in the third quarter (-0.5% year-on year; -4.4% in the second; -8.8% in the first quarter).

Mobile service revenues in the quarter confirmed the better trend already seen in the previous quarters (-1.5% vs. -2.7% in the second and -3.6% in the first quarter). Mobile service revenues reached 2,189 million euros in the first nine months, 2.6% lower year-on-year.

Mobile data revenue totalled 1,070 million euros in the January-September period (-0.9% year-on-year) with the July-September period showing a stable year-on-year variation (+0.2%) after the decline seen in prior quarters (-1.5% in the second quarter; -1.3% in the first quarter). Mobile data revenue maintained their share of 49% of mobile service revenues (+1 percentage points year-on-year), while the declining trend for SMS revenues further stabilising over prior quarters (-18.8% year-on-year in the third quarter compared to -21.6% in the second quarter and -24.6% in the first quarter). Non-SMS data revenue grew 10.1% compared with the first nine months of 2013 (+9.3% in July-September), increasing its share of total data revenue to 73% (+7 percentage points year-on-year).

Handset revenues in the nine months to September 2014 declined 7.9% year-on-year. This trend was reverted in the third quarter with 22.1% growth year-on-year following the launch of new devices and the good acceptance of bundles.

Fixed revenue reached 864 million euros in the first nine months of the year, 7.9% lower than in the same period of 2013 (-9.0% year-on-year in the third quarter), mainly resulting from a lower retail fixed broadband customer base.

Operating expenses slightly decreased by 1.0% organic year-on-year to reach 2,812 million euros in the nine months to September, while increased 5.7% organic year-on-year in the third quarter associated with higher supplies and personnel expenses. Breakdown by component:

•	Supplies (1,382 million euros) fell by 4.8% year-on-year vs. January-September 2013 (+4.7% year-on-year in the third quarter). The overall evolution throughout the year is the result of lower termination costs for outgoing SMS, while the performance in the third quarter is mainly driven by increased costs in handsets acquisition due to higher commercial activity.

•	Personnel expenses grew 5.5% compared to the first nine months of 2013, totalling 329 million euros (+11.0% year-on-year in the third quarter) driven by the general increase of salaries effective from July 2014 and initial restructuring costs related with the acquisition of the E-Plus Group (8 million euros). Excluding this impact, organic personnel expenses grew 3.0% (+3.5% in the third quarter).

•	Other operating expenses totalled 1,101 million euros in January-September and grew 3.1% year-on-year (+7.8% in the third quarter) due to the continued commercial spend to capture opportunities in the market and additional costs related with the acquisition of the E-Plus group (approximately 13 million euros in the January-September period and 6 million euros in the third quarter, including advisory fees).

OIBDA totalled 770 million euros up to September, decreasing 16.1% year-on-year (-19.0% in the third quarter). Organic OIBDA in the quarter (excluding restructuring costs previously mentioned), would have declined -16.5% year-on-year (-15.2% in the nine months to September).

OIBDA margin stood at 20.9% in July-September and 22.0% in January-September and increased to 21.6% and 22.2% respectively in organic terms, declining 4.1 and 2.8 percentage points year-on-year.

CapEx amounted to 411 million euros, 12.1% lower than in the first nine months of 2013, reflecting a different year-on-year phasing of investments ahead of the E-Plus Group transaction. In parallel, the Company remained focused on expanding its LTE network (59% outdoor coverage at the end of September, almost doubling from prior year).

TELEFÓNICA DEUTSCHLAND

ACCESSES

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	24,218.9	24,216.2	24,306.2	24,042.0	23,875.7	23,964.3	24,113.2	(0.8)
Fixed telephony accesses (1)	2,212.8	2,176.0	2,144.9	2,124.9	2,109.1	2,078.2	2,050.9	(4.4)
Internet and data accesses	2,630.2	2,583.1	2,543.5	2,516.1	2,491.7	2,450.2	2,413.4	(5.1)
Narrowband	294.6	287.9	277.2	271.7	265.8	258.8	252.5	(8.9)
Broadband	2,335.6	2,295.1	2,266.2	2,244.3	2,225.9	2,191.4	2,160.8	(4.7)
Mobile accesses	19,324.5	19,411.1	19,576.4	19,401.0	19,274.9	19,435.9	19,648.9	0.4
Prepay	9,123.6	9,150.6	9,260.7	9,114.9	8,910.9	8,919.7	8,989.3	(2.9)
Contract	10,200.9	10,260.5	10,315.7	10,286.1	10,364.0	10,516.1	10,659.6	3.3
M2M	82.9	84.7	89.9	90.5	94.6	97.5	106.0	18.0
Pay TV (2)	51.3	46.0	41.5	—	—	—	—	—
Wholesale Accesses	1,112.9	1,127.2	1,130.4	1,125.0	1,128.0	1,151.8	1,137.6	0.6

Total Accesses	25,331.8	25,343.3	25,436.6	25,166.9	25,003.7	25,116.1	25,250.8	(0.7)

TELEFÓNICA DEUTSCHLAND

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	47.2%	47.1%	47.3%	47.0%	46.2%	45.9%	45.7%	(1.6 p.p. )
Contract percentage (%)	52.8%	52.9%	52.7%	53.0%	53.8%	54.1%	54.3%	1.6 p.p.
MBB accesses (‘000)	6,142.9	6,339.2	6,559.5	6,780.1	6,994.0	7,120.5	7,341.7	11.9%
MBB penetration (%)	32%	33%	34%	35%	36%	37%	37%	3.9 p.p.
Smartphones (‘000)	5,059.8	5,260.5	5,491.4	5,738.0	5,957.2	6,057.2	6,230.7	13.5%
Smartphone penetration (%)	28%	29%	30%	31%	33%	33%	34%	4.0 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the fourth quarter of 2013, all TV accesses were disconnected.

TELEFÓNICA DEUTSCHLAND

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	3,503	3,671	(4.6)	(4.6)	1,219	1,225	(0.5)	(0.5)
Wireless Business	2,633	2,729	(3.5)	(3.5)	934	912	2.3	2.3
Mobile service revenues	2,189	2,246	(2.6)	(2.6)	754	765	(1.5)	(1.5)
Data revenues	1,070	1,079	(0.9)	(0.9)	366	365	0.2	0.2
Handset revenues	444	482	(7.9)	(7.9)	180	147	22.1	22.1
Wireline Business	864	938	(7.9)	(7.9)	283	311	(9.0)	(9.0)
FBB and new services (1)	618	664	(6.9)	(6.9)	205	217	(5.9)	(5.9)
Voice & access revenues	234	267	(12.5)	(12.5)	75	91	(17.8)	(17.8)
Other	12	7	79.0	79.0	4	3	40.0	40.0
Internal expenditure capitalized in fixed assets	58	53	10.9	10.9	23	20	11.8	11.8
Operating expenses	(2,812)	(2,831)	(0.7)	(1.0)	(997)	(936)	6.6	5.7
Supplies	(1,382)	(1,451)	(4.8)	(4.8)	(499)	(477)	4.7	4.7
Personnel expenses	(329)	(312)	5.5	3.0	(116)	(105)	11.0	3.5
Other operating expenses	(1,101)	(1,068)	3.1	3.1	(383)	(355)	7.8	7.8
Other net income (expense)	21	26	(20.9)	(20.9)	11	5	107.8	n.s.
Gain (loss) on sale of fixed assets	0	(0)	c.s.	c.s.	0	(0)	c.s.	c.s.
Impairment of goodwill and other assets	0	0	—	—	0	0	—	—
Operating income before D&A (OIBDA)	770	918	(16.1)	(15.2)	255	315	(19.0)	(16.5)
OIBDA Margin	22.0%	25.0%	(3.0 p.p. )	(2.8 p.p. )	20.9%	25.7%	(4.8 p.p. )	(4.1 p.p. )
CapEx	411	468	(12.1)	(12.1)	145	171	(15.6)	(15.6)
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	360	451	(20.2)	(18.5)	110	144	(23.0)	(17.6)

Note:

•	OIBDA and OI before management and brand
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA DEUTSCHLAND

SELECTED OPERATING MOBILE BUSINESS DATA

Unaudited figures

	2013		2014
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	7,497	7,520	7,572	7,775	7,398	(1.3)
Data traffic (TB)	9,078	10,042	10,569	11,247	12,898	42.1
ARPU (EUR)	12.9	12.5	12.1	12.5	12.7	(1.4)
Prepay	5.4	5.1	5.0	5.2	5.3	(0.9)
Contract (1)	19.8	19.3	18.5	18.8	19.1	(3.3)
Data ARPU (EUR)	6.2	6.2	6.0	6.1	6.2	0.1
% non-SMS over data revenues	67.6%	69.6%	72.0%	72.5%	73.8%	6.1 p.p.
Churn	2.1%	2.8%	2.4%	1.9%	1.9%	(0.2 p.p. )
Contract (1)	1.4%	2.1%	1.6%	1.3%	1.5%	0.1 p.p.

	2013		2014
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	22,632	30,152	7,572	15,347	22,745	0.5
Data traffic (TB)	26,213	36,255	10,569	21,815	34,714	32.4
ARPU (EUR)	12.7	12.7	12.1	12.3	12.4	(2.2)
Prepay	5.2	5.1	5.0	5.1	5.2	0.5
Contract (1)	19.6	19.6	18.5	18.7	18.8	(4.2)
Data ARPU (EUR)	6.2	6.2	6.0	6.1	6.1	(0.9)
% non-SMS over data revenues	65.5%	66.5%	72.0%	72.3%	72.8%	7.3 p.p.
Churn	2.2%	2.4%	2.4%	2.1%	2.1%	(0.1 p.p. )
Contract (1)	1.4%	1.6%	1.6%	1.4%	1.5%	0.1 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

05

TELEFÓNICA BRASIL

(year-on-year changes in organic terms)

During the third quarter of 2014, Telefónica Brasil continued advancing in the improvement of its differential value offer based on the quality of its services, with a solid commercial performance that results in a revenue growth acceleration in the quarter. Especially noteworthy was also the OIBDA growth acceleration, with a year-on-year expansion of the OIBDA margin for the second quarter in a row.

In addition, on 19 September 2014 the Company reached an agreement to acquire GVT from Vivendi, paving the way for the creation of an integrated operator with nationwide coverage and focused on higher-value customers that significantly reinforces the Company’s market positioning. The acquisition is pending approval by regulatory authorities.

Moreover, it is important to note that in the 30 September 2014 auction the Company was awarded with one of the three national blocks of spectrum for the provision of LTE in the 700 MHz band (2x10 MHz), for the minimum reserve price (approximately 619 million euros). With this award, Telefónica Brazil reach its objective of ensuring the spectrum necessary to expand the 4G service in the medium and long term.

Regarding the business trend during the quarter, it should be highlighted the consolidation of the leadership in the higher-value segments of the mobile business once again this quarter (public information from Anatel as of August 2014). After acquiring 52% of contract net additions in the market and 36% of 4G net additions, thanks to offer the widest coverage in the country at October (111 cities).

In the fixed business, the focus on fibre deployment stands out with 3.4 million premises passed at September 2014 (549 thousand premises passed in the quarter) with a progressive acceleration of households connected, already reaching 322 thousand.

At September 2014, Telefónica managed 95.6 million accesses in Brazil, 4% more than at September 2013, despite the more restrictive reporting criteria for prepay customers.

Regarding operating trends in the mobile business:

•	Market share at the end of August stood at 28.7% (+0.1 percentage points year-on-year and -0.1 percentage points vs. the previous quarter). Market share in the contract segment was 41.4%, reinforcing the leadership for the tenth consecutive quarter (+2.5 percentage points year-on-year).

•	Mobile accesses reached 79.8 million at September (+4% year-on-year), driven by the 23% year-on-year growth in the contract segment, which accounted for 34% of total mobile accesses (+5 percentage points year-on-year). The strategic focus on data growth was reflected in the strong increase of smartphones, which doubled year-on-year to a penetration of 40% (+19 percentage points year-on-year).

•	Net additions in the January-September period totalled 2.6 million accesses (466 thousand in the quarter), driven by net additions of 3.5 million accesses in the contract segment (more than 1 million accesses in the quarter for the sixth consecutive quarter). The prepaid segment posted a net loss of 0.9 million accesses in the first nine months, affected by more restrictive reporting criteria for customers and as a result of the campaigns to migrate higher-value customers to the contract segment. It should be noted the increased weight of accesses in the “Vivo Tudo” plans (integrated service package that aims to expand data services in the prepaid segment) to a total of 9.9 million users (2.4 million new users in the quarter).

•	As a result of the higher quality of accesses and the strategic focus on data, data traffic rose 54% year-on-year in the first nine months of 2014 (+53% in the quarter). Voice traffic also showed a solid performance, increasing by 9% year-on-year in the first nine months (+8% in the quarter).

•	The higher penetration of the contract accesses, with an ARPU 4 times higher than the prepay, led to an outgoing ARPU increase of 5.2% year-on-year in the first nine months, mainly underpinned by data. This growth allowed to absorb the strong regulatory impact reflected in the first nine months, keeping total ARPU virtually stable (-0.7% and -1.8% year-on-year in the first nine months and in the quarter, respectively).

Regarding commercial activity in the fixed business:

•	Traditional accesses stood at 10.9 million, with a 3% year-on-year growth, after posting net additions of 194 thousand accesses in the January-September period, driven mainly by Fixed Wireless technology accesses (+424 thousand in the first nine months). In the quarter net additions were 13 thousand accesses, reflecting a slowdown in comparison with previous quarters (+101 thousand accesses in the second quarter), due to lower Fixed Wireless commercial activity (net additions of 87 thousand accesses, +168 thousand in the second quarter).

•	Retail broadband accesses totalled 4.0 million (+2% year-on-year), after reaching net additions of 17 thousand accesses in the third quarter (25 thousand accesses in the first nine months). It should be noted the positive evolution of fibre accesses, reaching 322 thousand at September 2014 after consolidating a gradual acceleration in quarterly net additions (49 thousand in the third quarter, 37 thousand in the second and 32 thousand in the first). This trading acceleration is translated into a positive impact on business metrics as fibre accesses have lower churn levels and higher ARPU (0.6 times and 1.7 times, respectively compared to fixed broadband acceses). In addition, the Company maintained its strong fibre deployment already reaching 3.4 million premises passed in Sao Paulo.

•	Pay TV accesses stood at 728 thousand, up 24% year-on-year after posting net additions of 40 thousand accesses in the quarter (88 thousand in the first nine months) and especially noteworthy as in the case of broadband was the growing number of accesses connected to fibre (17 thousand in the quarter, 32 thousand in the first nine months).

The Company’s financial results were affected by the reduction of mobile termination rates on 26 February 2014 (-25.0%), the reduction of the fixed-mobile retail tariff (VC: -13.0%) and from 4 June 2014 by the reduction in the fee of the basic plans in the fixed business agreed with Anatel with the target of passing to customers the benefits arising from the merger of the mobile and fixed businesses.

Revenues in the first nine months of 2014 totalled 8,380 million euros, up 0.8% year-on-year after posting a growth acceleration in the quarter (+1.1% year-on-year) resulting from the strong increase in mobile data and the improvement in the fixed business revenue trend, despite the negative impact of regulation, which reduced year-on-year growth by 3.5 percentage points in January-September and by 3.3 percentage points in the quarter.

Mobile revenues amounted to 5,658 million euros in the first nine months of 2014, with a year-on-year increase of 3.3% (+3.2% in the quarter).

•	Mobile service revenues (5,362 million euros) increased by 4.2% year-on-year (+3.5% in the quarter), despite the impact of regulation, which reduced year-on-year growth by 3.9 percentage points in January-September and by 3.3 percentage points in the quarter.

Data revenues rose by 19.8% year-on-year in the first nine months (+19.3% in the quarter), already accounting for 34% of service revenues (+4 percentage points year-on-year), driven by the strong growth in non-SMS data revenues (+39.7% year-on-year at September; +37.8% year-on-year in the quarter).

•	Handset revenues were down 12.0% in the first nine months (-2.1% year-on-year in the quarter) as a result of lower upgrades and gross additions with handset.

Fixed revenues totalled 2,723 million euros in the first nine months, down 4.1% year-on-year, following an improvement in their year-on-year performance in the third quarter (-3.0%) despite the impact of the lower number of working days due to the Football World Cup and the regulatory impact previously mentioned (slowing year-on-year growth by 3.3 percentage points in January-September; -3.7 percentage points in the quarter).

•	Broadband and new services revenues advanced 4.7% year-on-year in the first nine months, following a growth acceleration in the quarter (+7.3%), driven by the improvement in commercial activity, mainly in accesses connected through fibre in both broadband and pay TV accesses. Additionally, revenue growth acceleration in the quarter was also underpinned by digital projects for corporates.

•	Voice and access revenues were down 9.3% year-on-year in the first nine months of 2014 (-9.4% in the quarter), affected by the lower number of workings days in the quarter, regulatory impacts and the fixed to mobile substitution effect.

Operating expenses increased 0.3% year-on-year in the first nine months (-0.2% year-on-year in the third quarter). Breakdown by component:

•	Supplies (2,016 million euros) decreased by 6.3% year-on-year in the first nine months (-16.2% in the quarter) due to lower termination rates derived of regulatory changes and lower handset consumption associated with lower gross additions with handset and upgrades.

•	Personnel expenses (684 million euros) were down 3.4% year-on-year in January-September (-1.1% in the quarter), due to savings stemming from headcount restructuring programs. The year-on-year comparison was affected by the expenses associated with the headcount restructuring and incentivized redundancies recorded in the first half of 2013 (26 million euros).

•	Other operating expenses (3,089 million euros) increased 6.1% year-on-year in the first nine months (+14.1% in the quarter) as a result of higher network expenses associated with fixed and mobile network improvements and the greater commercial efforts made during the period.

OIBDA totalled 2,613 million euros, with a year-on-year growth of 1.8% in the first nine months after accelerating its year-on-year growth in the third quarter (+5.3%). This acceleration was achieved despite the regulatory impact, which reduced year-on-year growth by 4.0 percentage points in the first nine months of the year and by 4.5 percentage points in the quarter.

It should be noted that, during the second quarter of 2013 29 million euros were recorded associated with the sale of non-strategic towers.

OIBDA margin stood at 31.2% in January-September (+0.3 percentage points year-on-year) and at 30.4% in the quarter (+1.2 percentage points year-on-year), reflecting ongoing efficiency measures, which offset the strong commercial activity and the impact of higher data traffic on network expenses.

CapEx stood at 1,348 million euros in the first nine months (+25.5% year-on-year) and was earmarked for development and improvement of 3G and 4G networks, as well as expansion of the fibre network.

TELEFÓNICA BRASIL

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	91,064.4	91,335.8	91,907.9	92,730.0	94,028.1	95,071.1	95,601.5	4.0
Fixed telephony accesses (1)	10,550.2	10,563.5	10,624.1	10,747.8	10,828.1	10,929.1	10,942.1	3.0
Internet and data accesses	3,961.0	4,035.2	4,081.8	4,102.0	4,094.5	4,103.5	4,114.8	0.8
Narrowband	116.5	108.2	105.6	92.1	88.1	86.4	82.0	(22.3)
Broadband (2)	3,767.9	3,852.1	3,898.0	3,936.7	3,933.0	3,944.9	3,961.6	1.6
Fibre	125.1	144.6	170.9	204.1	235.8	273.3	322.1	88.4
Other (3)	76.5	74.9	78.2	73.2	73.3	72.1	71.2	(9.0)
Mobile accesses	75,987.5	76,199.6	76,614.3	77,240.2	78,460.8	79,350.7	79,817.0	4.2
Prepay	56,469.6	55,515.1	54,476.4	53,551.9	53,552.8	53,188.5	52,639.8	(3.4)
Contract	19,517.9	20,684.5	22,138.0	23,688.3	24,908.0	26,162.3	27,177.2	22.8
M2M	1,444.6	1,839.9	2,071.2	2,358.2	2,629.0	2,920.1	3,197.5	54.4
Pay TV	565.7	537.5	587.7	640.1	644.8	687.8	727.6	23.8
Wholesale Accesses	23.1	23.0	19.7	18.8	27.5	27.0	26.2	33.4

Total Accesses T. Brasil	91,087.5	91,358.8	91,927.6	92,748.9	94,055.6	95,098.1	95,627.7	4.0

Terra Accesses	540.4	500.9	467.7	412.5	379.3	361.8	329.9	(29.5)

TELEFÓNICA BRASIL

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	74.3%	72.9%	71.1%	69.3%	68.3%	67.0%	66.0%	(5.2 p.p. )
Contract percentage (%)	25.7%	27.1%	28.9%	30.7%	31.7%	33.0%	34.0%	5.2 p.p.
MBB accesses (‘000)	13,477.3	15,752.8	18,005.4	20,546.5	23,790.3	26,710.3	32,342.0	79.6%
MBB penetration (%)	18%	21%	24%	27%	30%	34%	41%	17.0 p.p.
Smartphones (‘000)	10,184.8	12,340.0	14,513.3	16,976.1	20,227.6	23,190.9	28,950.0	99.5%
Smartphone penetration (%)	14%	17%	20%	24%	28%	32%	40%	19.1 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA BRASIL

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	8,380	9,275	(9.6)	0.8	2,896	2,846	1.8	1.1
Wireless Business	5,658	6,110	(7.4)	3.3	1,971	1,901	3.6	3.2
Mobile service revenues	5,362	5,736	(6.5)	4.2	1,868	1,799	3.9	3.5
Data revenues	1,813	1,688	7.4	19.8	654	549	19.0	19.3
Handset revenues	296	375	(21.1)	(12.0)	102	102	(0.0)	(2.1)
Wireline Business	2,723	3,165	(14.0)	(4.1)	926	944	(2.0)	(3.0)
FBB and new services (1)	1,098	1,169	(6.1)	4.7	383	355	8.1	7.3
Voice & access revenues	1,599	1,966	(18.7)	(9.3)	534	582	(8.2)	(9.4)
Others	26	30	(14.8)	(5.0)	9	8	12.1	8.8
Internal exp. capitalized in fixed assets	36	35	2.0	13.7	11	10	12.7	10.6
Operating expenses	(5,789)	(6,435)	(10.0)	0.3	(2,016)	(2,011)	0.2	(0.2)
Supplies	(2,016)	(2,399)	(16.0)	(6.3)	(696)	(837)	(16.9)	(16.2)
Personnel expenses	(684)	(790)	(13.4)	(3.4)	(238)	(239)	(0.3)	(1.1)
Other operating expenses	(3,089)	(3,245)	(4.8)	6.1	(1,082)	(935)	15.7	14.1
Other net income (expense)	(7)	(32)	(77.2)	(73.9)	(9)	(18)	(52.5)	(47.7)
Gain (loss) on sale of fixed assets	(7)	53	c.s.	c.s.	(1)	(1)	(51.8)	c.s.
Impairment of goodwill and other assets	0	(4)	c.s.	c.s.	(1)	(3)	(44.8)	(39.1)
Operating income before D&A (OIBDA)	2,613	2,891	(9.6)	1.8	881	822	7.2	5.3
OIBDA Margin	31.2%	31.2%	0.0 p.p.	0.3 p.p.	30.4%	28.9%	1.5 p.p.	1.2 p.p.
CapEx	1,348	1,387	(2.8)	25.5	515	646	(20.2)	9.3
Spectrum	0	189	n.m.	n.m.	0	161	n.m.	n.m.
OpCF (OIBDA-CapEx)	1,265	1,504	(15.9)	(15.3)	366	177	107.3	0.2

Note:

•	OIBDA and OI before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA BRASIL

SELECTED MOBILE BUSINESS OPERATING DATA

Unaudited figures

	2013		2014
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
Voice Traffic (Million minutes)	29,241	30,698	31,500	30,503	31,536	7.9
Data traffic (TB)	37,117	37,329	43,342	48,337	56,879	53.2
ARPU (EUR)	7.6	7.6	7.0	7.3	7.5	(1.8)
Prepay	4.2	4.2	3.8	3.9	4.0	(5.9)
Contract (1)	17.8	17.0	15.3	15.8	16.0	(10.0)
Data ARPU (EUR)	2.4	2.5	2.3	2.6	2.7	14.8
% non-SMS over data revenues	67.6%	70.8%	75.1%	76.3%	78.0%	10.4 p.p.
Churn	3.9%	4.1%	3.4%	3.5%	3.7%	(0.2 p.p. )
Contract (1)	1.6%	1.5%	1.5%	1.5%	1.8%	0.1 p.p.

	2013		2014
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
Voice Traffic (Million minutes)	85,666	116,364	31,500	62,004	93,540	9.2
Data traffic (TB)	96,514	133,842	43,342	91,679	148,558	53.9
ARPU (EUR)	8.1	8.0	7.0	7.1	7.2	(0.7)
Prepay	4.6	4.5	3.8	3.9	3.9	(4.5)
Contract (1)	19.4	18.8	15.3	15.5	15.7	(9.9)
Data ARPU (EUR)	2.5	2.5	2.3	2.5	2.6	15.9
% non-SMS over data revenues	65.6%	67.0%	75.1%	75.7%	76.5%	10.9 p.p.
Churn	3.7%	3.8%	3.4%	3.5%	3.6%	(0.2 p.p. )
Contract (1)	1.8%	1.7%	1.5%	1.5%	1.6%	(0.2 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

06

TELEFÓNICA HISPANOAMÉRICA

(year-on-year changes in organic terms)

Telefónica Hispanoamérica’s solid commercial activity in recent quarters, together with heavy investment efforts to improve service quality, continued to drive strong year-on-year organic growth in the third quarter in both revenues and OIBDA, being especially noteworthy the significant year-on-year growth acceleration in Mexico, Colombia and Peru.

Total accesses reached 129.5 million at September 2014 (+3% year-on-year).

Operating trends in the mobile business include the following:

•	Mobile accesses stood at 108.1 million (+3% year-on-year), with net additions of 609 thousand accesses in the third quarter (850 thousand in the first nine months of the year). Accesses in the contract segment rose by 5% year-on-year, accounting for 22% of the total, following net additions of 117 thousand accesses in the third quarter (686 thousand during the year). The prepaid segment posted a year-on-year increase of 2%, affected by the disconnection of 1.9 million inactive accesses in Mexico in the first quarter of the year and more restrictive criteria for registering customers in some countries in the region, with net additions of 492 thousand accesses in the quarter (165 thousand in the year). Thus, customer base with frequent top-ups rose 6% year-on-year.

On the other hand, smartphones continued to be the highest access growth lever, rising 42% year-on-year following net additions of 6.1 million accesses in the first nine months of the year, reaching a penetration of 26% over mobile accesses (+7 percentage points year-on-year). Net additions in the third quarter amounted to 2.2 million accesses, almost doubling that of the same period of 2013.

•	Voice traffic showed a solid growth of 12% year-on-year in July-September (+18% year-on-year for January-September), while the year-on-year rise in data traffic remained strong growing by 63% in both the third quarter and the first nine months, underpinned by both the increase in smartphones and in the average usage per access.

•	The focus on quality of the customer base, which was reflected in the aforementioned strong increases in traffic, led to a year-on-year rise in ARPU in the third quarter of 12.3% (+9.4% in January-September).

Regarding operating trends in the fixed business:

•	Traditional business accesses stood at 13.5 million (-2% year-on-year), with a net loss of 88 thousand accesses in the third quarter (-263 thousand accesses in the first nine months), associated to the lower commercial activity primarily in accesses under “Fixed Wireless” technology and despite the steady churn levels.

•	Broadband accesses reached 5.3 million (+6% year-on-year) following net additions of 86 thousand accesses in the quarter and of 240 thousand accesses in the first nine months, being especially noteworthy the greater weight of accesses in higher speeds (48% of accesses with speeds above 4 Mb; +12 percentage points year-on-year and +5 percentage points quarter-on-quarter). Fixed broadband accesses penetration out of traditional business accesses reached 39% (+3 percentage points year-on-year).

•	Pay TV accesses totalled 2.3 million (+14% year-on-year) with net additions of 48 thousand accesses in the third quarter (210 thousand accesses in the first nine months). The penetration over total traditional business accesses stood at 17% (+2 percentage points year-on-year).

Revenues amounted to 10,911 million euros in the first nine months of the year, with a year-on-year growth of 13.4%, following a pick-up in the third quarter (+14.1% year-on-year), despite the higher negative impact of regulatory changes (reducing year-on-year growth by 1.6 percentage points in January-September and by 1.8 percentage points in July-September).

Mobile service revenue year-on-year growth also accelerated (+17.0% year-on-year in the January-September period; +18.6% in July-September), driven by the strong expansion of data revenues (+22.5% year-on-year in the first nine months of the year; +25.7% in the quarter), already accounting for 32% of mobile service revenues (+2 percentage points year-on-year).

Non-SMS data revenues rose by 44.2% year-on-year in the first nine months and by 47.9% in the third quarter, already reaching 74% of data revenues (+12 percentage points year-on-year). Voice revenues also contributed positively after growing by 9.0% year-on-year in January-September (+9.9% in July-September), associated to the strong rise in traffic mentioned above.

On the other hand, fixed business revenues rose 8.8% year-on-year in January-September (+8.4% in the quarter), thanks to solid growth of broadband and new service revenues (+17.1% year-on-year in January-September; +15.5% year-on-year in the third quarter).

In reported terms, revenues decreased by 12.2% year-on-year in the first nine months of the year (-9.0% year-on-year in the third quarter), negatively affected by exchange rate fluctuations, primarily in Argentina and Venezuela.

Operating expenses amounted to 7,471 million euros in January-September 2014, with a year-on-year increase of 12.0% (+13.4% in the third quarter). A breakdown by component:

•	Supplies (2,984 million euros) grew by 1.7% year-on-year in the first nine months, decreasing by 0.2% in the quarter, due to the reduction of termination rates in Chile, Colombia, Peru and Mexico, and despite the higher consumption of handsets owing to the sale of top-of-the-line devices.

•	Personnel expense (1,183 million euros) growth remained stable year-on-year (+20.2% in January-September; +20.3% in the third quarter) mainly owing to the widespread increase in prices in certain countries of the region.

•	Other operating expenses (3,304 million euros) rose 19.4% year-on-year in January-September (+24.6% in July-September) primarily due to the increase in traffic of both voice and data as well as to the higher commercial expense related to campaigns carried out during the quarter.

OIBDA totalled 3,565 million euros in January-September, following a year-on-year increase of 16.7% (+15.1% year-on-year in the quarter). Accordingly, the OIBDA margin stood at 32.7% for January-September and 33.8% for the third quarter, expanding by 0.9 percentage points and 0.3 percentage points year-on-year, respectively. All countries in the region, except Venezuela, contributed to the year-on-year margin expansion in the third quarter (+2.2 percentage points year-on-year growth stripping out Venezuela), despite intense commercial activity with a sharp rise in smartphone sales.

In reported terms, OIBDA decreased by 10.6% year-on-year in the first nine months of the year and by 8.0% in the third quarter, due to the aforementioned negative impact of exchange rates. On the other hand, in the third quarter of 2014, 3 million euros for the sale of non-strategic towers were recorded, while 10 million euros were booked in January-September of 2013 (5 million in the third quarter of 2013).

CapEx totalled 2,015 million euros in January-September, rising by 42.6% organic year-on-year (stripping out 192 million euros for spectrum investments: 112 million euros in Colombia and 80 million euros in Panama, both in the first quarter of 2014; and 23 million euros in Uruguay in the first quarter of 2013). Of the strong investment effort, 67% is devoted to the transformation and expansion of Telefónica Hispanoamérica’s infrastructures.

Telefónica Argentina

(year-on-year changes in organic terms)

Telefónica Argentina maintained its leadership position in the telecom sector, thanks to its innovative offers and the ongoing improvement of the quality of its services.

Thus, the Company has once more demonstrated its commitment to the future development of the sector, after being awarded, in the 31st October auction, 2x10 MHz spectrum in the AWS band and 2x10 MHz in the 700 MHz band, for providing LTE services. The spectrum was awarded for a cost of roughly 341 million euros.

In addition, as a reflection of the services innovation, it should be noted the good performance of the “Tu Go” application, which enables to call and send SMS from any data connected device, with already 250 thousand users at September 2014, only five months since its launch.

The Company managed 26.0 million accesses at the end of September, down 4% year-on-year.

Operating highlights in the mobile business included:

•	Mobile accesses totalled 19.3 million (-5% year-on-year), although it should be highlighted the strong growth of smartphones, up 11% year-on-year and already accounting for 31% of total accesses (+5 percentage points year-on-year).

•	Net loss in the first nine months of the year stood at 665 thousand accesses (-236 thousand in the quarter), due to the slowdown in consumption in the country and the high prepay churn (4.2% in the quarter and 4.3% in the first nine months of the year; +2.5 percentage points and +1.9 percentage points year-on-year, respectively) associated with low-value customers.

Nevertheless, churn in the contract segment remained at benchmark levels for the region (1.1% in January-September and 1.2% in the quarter), allowing contract accesses to increase slightly (+0.2% year-on-year) despite the lower commercial activity.

•	Voice traffic rose by 3% year-on-year in the first nine months (+1% year-on-year in the third quarter), while data traffic rose by 44% year-on-year (+54% in the quarter), driven by the strong expansion of smartphones.

•	ARPU accelerated its growth to 14.2% in the January-September period (+19.6% in the quarter), leveraged by growth in both the contract and prepay segments, being noteworthy the good data performance.

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses reached 4.8 million (-1% year-on-year) affected by lower commercial activity which caused net losses of 83 thousand accesses in the first nine months (-29 thousand in the quarter). Low churn continued to be remarkable (0.9% in both January-September and July-September).

•	Retail broadband accesses totalled 1.9 million (+2% year-on-year), after posting net additions of 23 thousand accesses in January-September (+17 thousand in the quarter). Especially noteworthy was the increase of accesses with speeds of at least 4 Mb (+14% year-on-year).

Revenues stood at 2,207 million in the first nine months of the year, up 24.4% year-on-year (+23.9% year-on-year in the quarter), driven by the strong growth of both the fixed and mobile businesses.

Accordingly, mobile business revenues reached 1,446 million euros, up 23.7% year-on-year (+22.9% year-on-year in the quarter).

•	Mobile service revenues increased 19.3% compared to the same period of the previous year (+19.2% year-on-year in July-September), as a result of the good performance of voice and the growing contribution of data. Since the first quarter of 2014, revenues have been affected by billing change, as calls are now charged per second after completing the first thirty seconds (negative impact of 3.7 percentage points in the January-September year-on-year comparison).

Data revenues rose by 19.7% year-on-year in the first nine months (+13.9% in the quarter), already accounting for 49% of service revenues (+0.2 percentage points year-on-year). Non-SMS data revenues were the primary lever for this performance, as they expanded 49.2% year-on-year in January-September (+42.9% in July-September), accounting for 59% of mobile data (+12 percentage points year-on-year).

Revenues in the fixed business totalled 761 million euros in the first nine months, after posting a 25.7% year-on-year increase (+25.9% in the quarter).

•	Voice and access revenues rose 10.0% year-on-year (+12.8% in the quarter) as a result of the ARPU increase.

•	Broadband and new services revenues grew 39.8% year-on-year in the first nine months (+36.8% in the quarter) and now already account for 53% of fixed revenues (+5 percentage points year-on-year), driven by growth in ARPU (positive impact of the speed-increase strategy) as well as the larger revenues associated with fixed data services for both corporates and wholesale.

Operating expenses totalled 1,671 million euros in the first nine months of 2014, increasing by 25.4% year-on-year, mainly due to the widespread increase in prices, which had a greater impact on personnel and subcontract expenses. Growth in operating expenses slowed during the quarter (+22.9% year-on-year) due to lower commercial costs.

OIBDA amounted to 554 million euros in January-September, with year-on-year growth accelerating to 24.1% (+25.3% year-on-year in July-September). Thus, OIBDA margin in the first nine months of the year stood at 24.7%, stable year-on-year, following the margin expansion in the quarter (25.3%, +0.3 percentage points year-on-year).

CapEx totalled 327 million euros in the first nine months, with year-on-year growth of 44.1%, devoted to the fixed and mobile networks improvement, both in coverage and quality, which enables to face the rising demand for data.

Telefónica Chile

(year-on-year changes in organic terms)

In the first nine months of 2014, Telefónica has strengthened its leadership in the Chilean telecommunications market, thanks to the innovation in its commercial offers and the quality of its services.

Thus, the Company intensified the roll-out of LTE in the mobile business, already achieving 60% population coverage. In the fixed business, the deployment of fibre (278 thousand of premises passed) and VDSL continued with a differential offer in fixed broadband (speeds up to 150 Mb) and pay TV (40 high definition channels).

On the other hand, results for the first nine months of the year were strongly affected by regulatory changes. Since 25 January 2014, new mobile termination rates started to be applied, implying a 75% reduction compared to the former termination, and the fixed-mobile retail tariff was also reduced (-49%). In addition, “Nuevo Decreto Tarifario Fijo” started to be in effect since 1 May 2014, implying a reduction in the fixed termination rates of 37% since then, and national long distance charges were progressively eliminated since 25 March 2014. These changes have negatively affected revenue growth by 8 percentage points in the first nine months of 2014.

Telefónica manages 13.6 million accesses (+1% year-on-year). In the mobile business:

•	Mobile accesses stood at 10.4 million (+1% year-on-year), with growth in contract accesses standing out, increasing by 6% year-on-year, and now accounting for 27% of total mobile accesses (+1 percentage points year-on-year) following the commercial repositioning in the first half of 2013. Additionally, smartphones increased by 33% year-on-year and now account for 28% of mobile accesses (+7 percentage points year-on-year).

•	Net additions in the contract segment continued showing a good performance despite the high level of competition in the market, reaching 134 thousand accesses in the first nine months of the year (19 thousand accesses in the quarter), thanks to bundle plans offers focused on data growth. It should be highlighted the contract portability performance, with a net balance of +32 thousand accesses in the third quarter (+73 thousand in the first nine months) and despite the higher competition intensity, reflected into a year-on-year increase of 0.2 percentage points in contract churn (excluding M2M) to 2.0% in the quarter.

Net additions in the first nine months were negative (109 thousand, -13 thousand in the quarter), affected by the high churn in the prepaid segment (disconnection of low value accesses). However, the volume of gross additions rose significantly year-on-year in the first nine months and in the third quarter (+6% and +11%, respectively), mainly driven by the contract segment (+20% in the first nine months and +18% in the quarter).

•	Data traffic continued showing a sharp year-on-year growth during the first nine months and the quarter (+81% January-September and +78% in the quarter) thanks to the Company’s strategic focus on data. Voice traffic decline slowed in the first nine months of the year to 6% (-5% in the quarter)

•	In January-September period, ARPU decreased by 7.2% year-on-year (-6.8% in the third quarter), reflecting the impact of the reduction in mobile termination rates. Nevertheless, this impact was partially offset by the good performance of outgoing ARPU (+5.5% year-on-year in the first nine months and +7.0% in the quarter), mainly driven by the strong performance of data, with year-on-year growth of 28.8% in January-September (+37.6% year-on-year in the quarter).

Regarding the commercial activity in the fixed business it should be highlighted, as in the mobile business, the acquisition of value customers, with an increased weight of gross additions with higher speeds in broadband and the good performance of pay TV.

•	Traditional fixed accesses stood at 1.6 million (-5% year-on-year), posting a net loss of 60 thousand accesses in the first nine months of the year (-23 thousand in the quarter).

•	Retail broadband accesses totalled 1.0 million (+6% year-on-year), with net additions of 25 thousand accesses in the quarter (53 thousand accesses in the first nine months). The higher weight of fibre and VDSL gross additions was especially noteworthy (25% of gross additions in January-September 2014 compared to 16% in the same period of 2013).

•	Pay TV accesses stood at 580 thousand, up 21% year-on-year following net additions of 20 thousand accesses during the quarter (+27% year-on-year) and 77 thousand in January-September (+36% year-on-year).

Revenues totalled 1,538 million euros, down 2.6% year-on-year in the first nine months. However, the year-on-year comparison improved compared to the second quarter (-4.0% in the third quarter and -5.1% in the second quarter), offsetting the higher negative impact of regulation (-7.8 percentage points in January-September; -9.5 percentage points in the quarter).

Mobile revenues reached 921 million euros in the first nine months, down 3.5% year-on-year (-4.6% in the quarter).

•	Mobile services revenues decreased 3.1% year-on-year in the first nine months (-5.1% in the third quarter), impacted by the reduction in termination rates. Excluding the regulatory impact, service revenues would have increased by 8.4% year-on-year in January-September, accelerating their growth to 8.3% in the quarter (+6.9% in the second quarter), driven by the higher quality of the customer base and despite highly competitive environment.

Data revenues grew by 30.6% year-on-year in the first nine months of 2014 (+37.8% in the third quarter) and already account for 28% of mobile service revenues (+7 percentage points year-on-year). Non-SMS revenues are the main driver of this growth, rising 43.5% year-on-year in the first nine months and with year-on-year growth accelerating to 50.7% in the quarter. These revenues now account for 91% of data revenues (+8 percentage points year-on-year).

•	Handset revenues decreased 7.2% year-on-year in January-September due to lower volume of upgrades and gross additions with handset during the first nine months of the year, although they remained virtually unchanged in the quarter (+0.2%).

Fixed revenues totalled 617 million euros in the first nine months of 2014, down 1.2% versus the same period of 2013 (-3.0% year-on-year in the quarter), affected by the above-mentioned regulatory changes. Excluding this effect, revenues would have grown 2.8% year-on-year (+2.5% year-on-year in the quarter).

•	Broadband and new services revenues rose 9.6% year-on-year in the first nine months (+7.6% year-on-year in the quarter), primarily driven by growth in pay TV and broadband revenues, with a year-on-year increase in both, ARPU and accesses. Accordingly, broadband and new services revenues account for 62% of fixed revenues (+6 percentage points year-on-year).

•	Voice and access revenues decreased by 15.1% compared to January-September 2013 (-18.0% year-on-year in July-September), affected by regulatory changes and the fixed to mobile substitution.

Operating expenses amounted to 1,044 million euros, down 3.3% year-on-year in the first nine months of 2014, mainly due to lower interconnection costs, which offset the higher commercial and network expenses. In the quarter, the year-on-year decrease slightly accelerated to 4.3%, primarily due to the higher impact on expenses of the regulatory changes and to the lower growth in commercial expenses, as commercial intensity was similar in both periods.

Accordingly, OIBDA stood at 515 million euros increasing 1.0% year-on-year in the first nine months (-1.4% in the quarter). Excluding the regulatory impacts, OIBDA would have grown by 4.8% year-on-year in the first nine months and by 3.3% in the quarter. OIBDA margin stood at 33.5% (+1.2 percentage points year-on-year) and at 35.4% in the quarter (+0.9 percentage points year-on-year).

In addition, during the first nine months of 2014, 2 million euros were recorded for the sale of non-strategic towers (all accounted in the third quarter), compared to 9 million euros recorded in the first nine months of 2013 (5 million euros in the third quarter).

CapEx stood at 318 million euros (+13.5% year-on-year) and was mainly devoted to both coverage and capacity improvement in the 3G and 4G networks and the expansion of the fixed network.

Telefónica Perú

(year-on-year changes in organic terms)

The solid commercial results, focused on extending the reach of mobile data services and improving the quality of bundled services in the fixed business, continued to drive Telefónica’s revenue and OIBDA year-on-year growth in Peru.

On the other hand, on 1 October 2014, the Company further advanced in its integration process, by merging the fixed and mobile Companies (in order to increase operating management efficiency).

At the end of September, the Company managed 21.6 million accesses, up 4% year on year. In the mobile business main highlights include:

•	Mobile accesses stood at 16.5 million, up 5% year-on-year, driven by contract accesses (+16% year-on-year; 31% of the total; +3 p.p. year-on-year) and prepay accesses (+1%), with the customer base with frequent top-ups growing by 11% year-on-year. Smartphones remained as the main growth driver, increasing by 44% year-on-year and reaching a penetration of 14% at the end of September (+4 percentage points year-on-year).

•	Net additions reached 356 thousand accesses in the third quarter (727 thousand accesses in the first nine months of the year), driven by strong contract net additions (194 thousand accesses in the quarter; 535 thousand for January-September). This performance was boosted by the contract churn improvement to a record low level of 1.4% in the quarter (-0.6 percentage points year-on-year) and by the commercial success of the “Planes Vuela” (which allow the Company to benefit from its competitive advantage in LTE).

At the same time it is worth to highlight the prepay segment recovery, with 162 thousand net additions in the quarter (-89 thousand customers in the second quarter and 192 thousand for the nine-month period) after gross additions reached a quarterly record high (1.8 million) and despite the high churn level (4.8%) due to the application of more restrictive reporting criteria for customers.

•	During the third quarter, voice traffic increased by 17% year-on-year (+24% in January-September), reflecting the access base growth and its higher quality, with a greater weight of contract and smartphone customers. At the same time, these customers underpinned the performance of data traffic (+60% in the third quarter; +70% in January-September).

•	Year-on-year ARPU growth accelerated to 3.2% in the third quarter (+2.1% year-on-year for January-September period), primarily due to the increased growth in data ARPU (+32.1% in the third quarter; +25.3% year-on-year in the first nine months), that enabled to offset the negative effect of the reduction in termination rates applied from October 2013.

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses totalled 2.7 million at the end of September (-3% year-on-year), with a net loss of 28 thousand accesses in the third quarter (-52 thousand in the first nine months), due to lower commercial activity and despite the stability in the level of churn.

•	Retail broadband accesses reached 1.5 million at September (+6% year-on-year), after posting net additions of 14 thousand accesses in the quarter (+72 thousand customers in January-September), with an ongoing repositioning and acquisition of customers towards higher-speed plans. Accordingly, 70% of accesses have speed plans of 4 Mb or more (+31 percentage points year-on-year).

•	Pay TV accesses stood at 889 thousand customers at the end of September (-2% year-on-year), although, for the second quarter in a row, positive net additions of 2 thousand accesses were posted, with an improvement in the volume of gross additions (+5% year-on-year). This improvement is the result of the momentum of high definition channels and exclusive content offer and the new commercial proposals for expanding the service, through bundled services jointly with broadband starting at 1 Mb.

Revenues totalled 1,838 million euros in January-September 2014, 7.6% higher than in the same period of the previous year (in the third quarter they also grew 7.6%). Revenues continued underpinned by the good performance of the mobile business and the fixed broadband and new services. Excluding the impact of regulatory changes applied in October 2013, revenues would have risen by 9.1% year-on-year in the first nine months and by 9.3% in the quarter.

Mobile business revenues stood at 1,040 million euros in the first nine months of the year (+12.5% year-on-year), with growth accelerating to 13.4% in the third quarter.

•	Mobile service revenues (908 million euros) continued, one more quarter, posting a strong growth (+12.9% in the first nine months of the year; +12.7% year-on-year in the third quarter), primarily explained by the momentum of data, which more than offset the negative impact of the aforementioned regulatory changes. Excluding these effects, revenues would have grown by 16.1% year-on-year both in the first nine months and in the quarter.

Data revenues year-on-year growth accelerated to 39.6% in July-September (+32.5% in January-September), due to the increased data scale and the LTE roll-out, representing 26% of service revenues (+4 percentage points year-on-year). Non-SMS data revenues rose 46.9% year-on-year in January-September (+45.5% in July-September), already accounting for 88% of mobile data revenues (+9 percentage points year-on-year). This positive trend was underpinned by smartphones growth, which, however, still have low penetration levels (14%).

•	Handset revenues posted a strong 18.3% year-on-year growth in the quarter (+9.4% in the first nine months), as a result of greater sales of high-end handsets.

Fixed revenues stood at 797 million euros, up 1.9% year-on-year (+0.6% year-on-year in the third quarter).

•	Broadband and new services revenues now account for 66% of total revenues (+3 percentage points year-on-year), increasing 7.4% year-on-year in the January-September period led by accesses growth and the increase in pay TV ARPU (+4.6% year-on-year). During the quarter, year-on-year growth slowed down (+4.8%) on commercial promotions carried out and on lower corporate services revenues.

•	Voice and access revenues decreased by 8.2% year-on-year in January-September (-8.4% in the third quarter) and continued to be affected by the regulatory changes. Excluding this effect, revenues would have decreased by 4.9% year-on-year in the first nine months of the year and by 5.7% in the quarter.

Operating expenses reached 1,177 million euros in the first nine months of 2014, up 4.9% year-on-year (+4.8% in the quarter), primarily due to higher supplies associated with greater commercial activity in high-value segments.

As a result, OIBDA stood at 682 million euros in the January-September period (+12.8% year-on-year), posting a growth acceleration in July-September to 17.4% year-on-year.

The OIBDA margin stood at 37.1% (+1.7 percentage points compared to January-September 2013), accelerating in the third quarter to 39.7% (+3.3 percentage points year-on-year) due to the solid revenue growth, better expenses trend and the positive impact in the third quarter of 9 million euros stemming from the merger of the fixed and mobile businesses.

CapEx amounted to 263 million euros in the first nine months of 2014 (+38.2% year-on-year) and was devoted to the development of new services and the expansion and improvement of the network, both for the 3G and 4G roll-out in the mobile business and for the ongoing enhancement in broadband and pay TV services in the fixed business.

Telefónica Colombia

(year-on-year changes in organic terms)

In the third quarter of 2014, Telefónica Colombia maintained the positive trend posted in previous quarters, both in commercial and financial terms, with a solid revenue growth and a significant improvement of the OIBDA margin despite the strong competitive intensity. In addition, the Company continued to improve its market positioning, leading the roll-out of 4G.

At the end of the quarter, Telefónica Colombia managed 15.4 million accesses (+8% year-on-year).

Regarding operating trends in the mobile business:

•	Mobile accesses stood at 12.6 million, up 8% compared to September 2013, primarily fostered by the good performance of the prepay segment (+11% year-on-year) following the launch of new data plans and per-second rates, and the stability of accesses in the contract segment. It is worth to highlight the strong growth in smartphones, that amounted to 4.1 million accesses (almost doubling year-on-year), and a penetration rate of 35% (+14 percentage points year-on-year).

•	Net additions reached 300 thousand accesses in the third quarter (460 thousand accesses for January-September 2014), considerably improving compared sequentially (net losses of 128 thousand accesses in the second quarter) and year-on-year (net losses of 47 thousand accesses in the third quarter of 2013). The contract segment registered net losses of 31 thousand customers in the third quarter, due to the lower commercial activity following the elimination of lock-in clauses in effect from 1 July 2014 and the subsequent decision of removing subsidies, which implied a reduction of contract acquisition volumes.

•	Voice traffic increased 3% year-on-year in the third quarter (+13% in the first nine months) and data traffic increased by 39% year-on-year (+33% for January-September), driven by the Company’s focus on data services expansion.

•	Thus, ARPU decreased 3.9% compared to the third quarter of 2013 (-0.4% in January-September period) due to the negative impact of termination rates cut. However, this was partially offset by data ARPU growth (+4.1% in the quarter, +7.1% in the first nine months of the year).

Regarding commercial activity in the fixed business:

•	Traditional fixed accesses reached 1.5 million at September 2014 (+2% year-on-year), and posted net additions of 5 thousand accesses in the quarter (+22 thousand in the first nine months of the year) as a result of the focus on bundling services.

•	Retail broadband accesses stood at 944 thousand (+14% year-on-year) following net additions of 31 thousand accesses in the third quarter (+91 thousand accesses in the first nine months of the year).

•	Pay TV accesses stood at 401 thousand at the end of September, and continued to show a solid growth pace (+21% year-on-year) after registering net additions of 17 thousand accesses (+53 thousand accesses in January-September) underpinned by the launch of high definition channels and by the enhanced interactive applications.

Revenues for the first nine months of 2014 totalled 1,281 million euros, with solid growth of 8.5% year-on-year (+7.2% year-on-year in the third quarter), driven by the strong performance of both the mobile and fixed businesses and despite the impact of termination rates cut. Stripping out this effect, revenues would have grown by 9.5% year-on-year for January-September (+7.9% in the quarter).

Mobile business revenues amounted to 808 million euros in January-September, with solid year-on-year growth of 11.6% (+9.0% in the third quarter).

•	Mobile service revenues posted a strong year-on-year growth of 9.9% in January-September and of 8.2% in the quarter. Stripping out the termination rates cut, these revenues would have risen by 11.6% year-on-year and by 9.4%, respectively.

Data revenues increased by 14.9% compared to the first nine months of 2013 (+14.7% in the quarter) and accounted for 26% of mobile service revenues (+1 percentage points year-on-year). Non-SMS revenues rose 19.3% year-on-year in January-September (+19.6% in the July-September), already accounting for 95% of data revenues (+3 percentage points year-on-year).

•	Handset revenues rose 31.5% year-on-year in the first nine months, although slowing down in the third quarter (+17.4%) due to lower commercial activity levels following the elimination of lock-in clauses in effect from this quarter, that caused a sharp increase of the retention levels of high-value customers mainly in the second quarter of 2014.

Fixed business revenues reached 473 million euros in January-September, up 3.7% year-on-year following growth acceleration in the quarter to 4.2%.

•	Broadband and new services revenues (56% of fixed revenues; +3 percentage points year-on-year) posted a strong year-on-year increase of 9.8% in the first nine months of 2014, improving growth trend in the third quarter to 11.4%, driven by both broadband and pay TV accesses.

•	Voice and access revenues decreased 2.8% year-on-year in the first nine months of the year (-3.0% in the third quarter) as a result of the fixed to mobile substitution effect and the reduction in termination rates (-2.1% year-on-year for January-September and -2.4% in the quarter when excluding the latter effect).

Operating expenses (852 million euros) increased 5.0% year-on-year in the first nine months of the year, primarily due to greater commercial efforts carried out in retention activities in the first half of the year. In the third quarter, operating expenses decreased by 1.5% year-on-year on lower commercial costs primarily due on subsidies removal, as a result of the lock-in clauses elimination.

Thus, OIBDA stood at 457 million euros in January-September 2014, with a year-on-year growth of 15.2%, strongly accelerating in the third quarter to 25.3% year-on-year, driven by both the solid increase in revenues and the expenses reduction in the quarter. As a result, the OIBDA margin for January-September stood at 35.6% (+2.1 percentage points year-on-year), posting a significant improvement in the quarter to 38.6% (+5.6 percentage points year-on-year).

CapEx for January-September 2014 stood at 390 million euros (+49.7% year-on-year in organic terms, excluding 112 million euros for renewal of spectrum in the first quarter of 2014), mainly devoted to growth and transformation activities by the deployment of the 3G and 4G mobile networks and the fixed network improvement, reflecting the Company’s focus on quality and differentiation.

Telefónica México

(year-on-year changes in organic terms)

In the third quarter of the year, Telefónica México’s results showed a consolidation of the positive trend posted in recent quarters, with a clear improvement in the commercial positioning, a steady acceleration in revenue growth and a sharp expansion in the OIBDA margin. The performance of the operational and financial metrics starts to reflect the effects of the implementation of the Federal Telecommunications and Broadcasting Law over a quality asset base, as a result of high investments made by the Company.

As such, since last August 14th, as part of the different regulatory measures approved, the asymmetric rates between the preponderant operator and the rest of competitors came into effect, with the termination of calls on the preponderant operator’s network having been set at zero pesos.

Especially noteworthy is the launch on October 3rd of the new LTE offer in Mexico City and the Metropolitan Area, guaranteeing a connection up to 10x faster than in the 3G network. The offer is aimed at both prepay and contract customers and is focused on data service, with plans ranging from 500 MB to 3 GB, unlimited all-destiny calls and SMS and Spotify Premium included. Additionally, the commercial offer has been reinforced with the launch in October of “Prepago Simple”, where customers can talk, send SMS and navigate at a rate of 0.85 pesos (per minute, SMS and MB).

In addition, the Company continued to focus on optimising the use of its network. Particularly noteworthy in this regard are the signing of an agreement with the MVNO Chedraui on September 12th and the beginning of operation of the commercial deals with Maz Tiempo and Ekofon, in addition to the agreement already effective with Virgin and the launch of Tuenti on June 26th. The agreement reached with NII Holdings to provide national voice and data coverage for Nextel through Telefónica México’s 3G mobile network also came into effect during the quarter.

Highlights of the business operating performance included:

•	Accesses totalled 22.1 million at the end of September 2014, increasing 7% year-on-year despite the disconnection of 1.9 million inactive accesses in the prepay segment and fixed accesses through Fixed Wireless technology in the first quarter of the year.

•	Mobile accesses stood at 20.6 million (+7% year-on-year), with net additions of 228 thousand accesses in the first nine months of the year (-22 thousand accesses in the same period of 2013), despite the impact of the disconnection of mobile customers mentioned above. This commercial recovery is driven by the sharp increase in gross additions (+45% year-on-year in January-September) as a result of the successful commercial repositioning undertaken in the fourth quarter of 2013 and following the expansion and improvement of both network capacity and coverage and distribution channel.

In the quarter, net additions stood at 317 thousand accesses (5 times higher than in the same period in 2013) with solid growth in gross additions volume (+34% year-on-year) and despite being impacted by higher prepay churn associated to low-value customers.

Thus, prepay accesses grew by 8% year-on-year at September 2014, and the customer base that tops up frequently by 23% year-on-year. On the other hand, especially noteworthy was also the mobile portability net balance in the quarter (94 thousand accesses) continuing with the positive trend of previous quarters.

•	Smartphones, with an attached data plan, maintained the growing trend of recent quarters reaching 4.8 million and doubled year-on-year, reaching a penetration over mobile access of 24% (+11 percentage points year-on-year).

•	Voice traffic maintained the high levels of previous quarters and grew by 38% year-on-year in the quarter (+51% year-on-year in January-September). In addition, the sharp increase of smartphone customers is reflected in data traffic, which maintained its strong growth, multiplying by more than 2 times compared with the third quarter of 2013 (3x year-on-year in January-September period).

•	ARPU grew for the second consecutive quarter, increasing by 3.4% year-on-year in the third quarter (+0.7% in the first nine months) driven by the increase in voice and data traffic.

•	Fixed accesses through Fixed Wireless technology reached 1.5 million (+4% year-on-year), posting net additions of 10 thousand accesses in the quarter (-18 thousand accesses in January-September, affected by the disconnection of 45 thousand accesses in the first quarter mentioned above).

Revenues in the first nine months of 2014 stood at 1,196 million euros, with year-on-year growth accelerating to 8.2% after growing by 9.5% in the quarter (+5.8% in the second quarter) despite the year-on-year decline in handset revenues.

•	Mobile service revenues (1,033 million euros) accelerated their year-on-year growth to 12.6% in the third quarter (the highest year-on-year growth rate since 2009), with growth in January-September standing at 8.9% year-on-year, underpinned by the continuous improvement in outgoing mobile revenues. This performance was the result of both growth in the customer base and higher usage per customer of voice and data. Excluding the negative impact of the reduction in termination rates effective since January 2014, mobile service revenues would have shown an increase of 9.5% year-on-year in the first nine months (+13.1% in the third quarter).

Data revenues accounted for 24% of mobile service revenues, decreasing by 9.0% year-on-year in the first nine months (-1.8% in the third quarter) mainly due to the lower volume of SMS resulting from the restructuring of tariff plans. This reduction is partially offset by the increase in non-SMS data revenues, which increased by 11.7% year-on-year in the first nine months after accelerating their growth in the quarter (+19.5%) and already represented 68% of data revenues (+13 percentage points year-on-year).

•	Handset revenues increased by 3.5% year-on-year in January-September, after decreasing by 9.4% in the third quarter due to the higher sale of handsets to the distribution channel in the same period of 2013.

Operating expenses (994 million euros) increased by 6.1% year-on-year in the first nine months of the year, reflecting the intense level of commercial activity, which is partially offset by the efficiencies achieved in network, systems and other non-commercial expenses. In the quarter, operating expenses slowed down their growth rate to 0.8% year-on-year, as the higher commercial effort was offset by lower interconnection costs following the application of asymmetry in interconnection rates, in effect since mid-August.

OIBDA totalled 228 million euros in the first nine months of the year (+18.0% year-on-year), with a sharp acceleration in the quarter (+50.6% year-on-year) reflecting the effects of the combination of regulatory measures with quality assets, as well as a progressive generation of economies of scale. The OIBDA margin stood at 19.1% in January-September and at 24.6% in July-September (+1.6 percentage points and +6.8 percentage points year-on-year respectively).

CapEx amounted to 144 million euros in the first nine months of 2014 (+23.4% year-on-year) and is devoted primarily to increasing and improving the quality of 3G and 4G networks and transforming the distribution channel, with a larger weight of own stores network.

Telefónica Venezuela and Central America

(year-on-year changes in organic terms)

In the third quarter of the year, Telefónica continued to focus on improving service quality and network coverage in Venezuela and Central America, with the aim of providing the best services to its customers.

It is noteworthy that the financial results in Venezuela have been affected by the application of the exchange rate under the SICAD I auction system, which came into effect on January 24th, and which was set at 12.0 bolivars per US dollar in the last transaction of the quarter.

Furthermore, on October 29th Telefónica announced the launch of 4G services in Guatemala through different bundles that will allow customers to navigate with speeds up to 10 times higher than current and that are targeting both contract and prepay customers.

Highlights of the operating performance are as follows:

•	Accesses totalled 23.8 million at the end of September 2014, up 4% year-on-year, reaching 11.5 million in Venezuela (-3% year-on-year) and 12.3 million in Central America (+12% year-on-year).

•	Mobile accesses stood at 21.9 million (+4% year-on-year). In Venezuela, accesses reached 10.3 million, down 4% year-on-year despite posting a quarterly increase in net additions (+37 thousand accesses, -243 thousand in January-September) for the first time since the third quarter of 2013. In Central America, mobile accesses stood at 11.7 million (+13% year-on-year), with net additions of 523 thousand accesses in the first nine months.

•	Smartphones with an attached data plan rose by 36% year-on-year to reach a penetration of 30% (+7 percentage points year-on-year), and further consolidated as the main growth driver for accesses. In Venezuela, smartphone growth stood at 13% year-on-year, with a penetration that remains as a benchmark in the region (47% of mobile accesses; +7 percentage points year-on-year).

•	Churn stood at 2.9% in January-September, increasing by 0.2 percentage points year-on-year, and at 3.1% in the quarter (+0.9 percentage points year-on-year), mainly due to higher prepay churn, with a negative impact in the quarter due to the application of more restrictive criteria for the reporting of accesses in El Salvador. Contract churn in the first nine months of the year remained at similar levels year-on-year (1.2%).

•	Voice traffic maintained a strong growth both in the third quarter and in the first nine months (+14% and +18% respectively), underpinned by the growth in the customer base and higher usage per customer. Data traffic continued showing a very positive trend advancing 53% in both the third quarter and the first nine months.

•	Pay TV accesses in Venezuela maintained the positive trend of previous quarters and reached 473 thousand at September (+40% year-on-year), following net additions of 10 thousand accesses in the quarter (+87 thousand in the first nine months).

Revenues in January-September of 2014 totalled 2,332 million euros (+24.3% year-on-year), with year-on-year growth accelerating to 27.4% in the quarter. In Venezuela, revenues reached 1,808 million euros, up 28.3% year-on-year in the first nine months of the year and 32.1% in the third quarter. In Central America revenues increased by 7.6% year-on-year (+5.2% in the third quarter).

•	Mobile service revenues increased by 35.2% year-on-year in the first nine months of the year (+37.6% in the quarter) thanks to the sharp expansion of mobile data services and the traffic growth mentioned above. In Venezuela, mobile service revenues rose by 42.3% year-on-year in January-September (+46.3% in July-September) and in Central America by 8.3% in the first nine months (+2.4% in the quarter).

Data revenues accounted for 32% of mobile service revenues and grew by 37.0% year-on-year in the first nine months, with growth accelerating to 44.2% in the quarter. This trend is explained by the strong growth in non-SMS data revenues (+64.0% year-on-year in January-September; +72.9% in July-September), which now account for 75% of data revenues (+12 percentage points year-on-year).

•	Handset revenues fell by 43.4% year-on-year (-39.0% in the quarter), mainly as a result of their decline in Venezuela (-48.0% in the first nine months and -42.8% in the third quarter).

Operating expenses (1,411 million euros) increased by 22.0% year-on-year in the first nine months of the year (+38.0% in the quarter), due to the widespread price increase and the impact of the devaluation of the Venezuelan bolivar on expenses paid in US dollars, that were partially offset by efficiency measures implemented by the Company.

OIBDA totalled 917 million euros in September 2014, up 25.3% year-on-year (+8.4% in the quarter). The OIBDA margin stood at 39.4% in January-September and at 36.1% in July-September (+0.3 percentage points and -6.4 percentage points year-on-year respectively).

CapEx amounted to 489 million euros in the first nine months of 2014 (+74.3% year-on-year, excluding 80 million euros of spectrum investment in Panama in the first quarter of 2014) due to higher investments devoted to improve infrastructures, as well as to develop the capacity and expand the coverage of the 3G network and roll out the 4G network in Costa Rica.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Final Clients Accesses	121,318.7	123,609.4	125,990.1	128,316.6	127,595.0	128,691.4	129,347.1	2.7
Fixed telephony accesses (1) (2) (3)	13,561.0	13,729.6	13,758.7	13,778.5	13,561.0	13,603.4	13,515.7	(1.8)
Internet and data accesses	4,876.2	4,998.6	5,106.0	5,137.7	5,194.5	5,285.0	5,371.3	5.2
Narrowband	69.5	62.6	61.0	33.4	31.2	27.6	27.3	(55.2)
Broadband (4)	4,777.3	4,906.7	5,015.6	5,074.9	5,134.5	5,228.7	5,315.1	6.0
Other (5)	29.3	29.4	29.4	29.4	28.8	28.7	28.9	(1.8)
Mobile accesses	100,994.9	102,912.8	105,070.4	107,266.9	106,647.6	107,508.3	108,117.1	2.9
Prepay (6)	79,801.2	81,080.9	82,734.1	84,524.1	83,703.0	84,197.0	84,688.7	2.4
Contract	21,193.7	21,831.9	22,336.3	22,742.7	22,944.6	23,311.3	23,428.4	4.9
M2M	1,565.5	1,622.8	1,693.9	1,791.4	1,873.3	1,923.3	1,970.9	16.4
Pay TV	1,886.6	1,968.4	2,055.1	2,133.5	2,192.0	2,294.6	2,343.0	14.0
Wholesale Accesses	22.3	23.2	22.4	22.7	21.8	21.8	112.7	n.m.

Total Accesses T. Hispanoamerica	121,341.0	123,632.6	126,012.5	128,339.3	127,616.8	128,713.1	129,459.8	2.7

TELEFÓNICA HISPANOAMÉRICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
Prepay percentage (%)	79.0%	78.8%	78.7%	78.8%	78.5%	78.3%	78.3%	(0.4 p.p. )
Contract percentage (%)	21.0%	21.2%	21.3%	21.2%	21.5%	21.7%	21.7%	0.4 p.p.
MBB accesses (‘000)	15,450.9	20,195.1	21,284.0	23,078.5	24,813.7	26,753.7	28,831.0	35.5%
MBB penetration (%)	15%	20%	20%	22%	23%	25%	27%	6.4 p.p.
Smartphones (‘000)	13,169.4	17,965.0	19,194.4	21,170.8	23,057.9	25,092.5	27,257.6	42.0%
Smartphone penetration (%)	14%	18%	19%	20%	22%	24%	26%	7.1 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	In the second quarter of 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.
(6)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.

TELEFÓNICA HISPANOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg		July - September		% Chg
	2014	2013	Reported	Organic	2014	2013	Reported	Organic
Revenues	10,911	12,421	(12.2)	13.4	3,845	4,226	(9.0)	14.1
Internal exp. capitalized in fixed assets	75	81	(7.0)	6.6	24	27	(13.1)	(9.0)
Operating expenses	(7,471)	(8,555)	(12.7)	12.0	(2,581)	(2,848)	(9.4)	13.4
Supplies	(2,984)	(3,661)	(18.5)	1.7	(1,004)	(1,220)	(17.7)	(0.2)
Personnel expenses	(1,183)	(1,315)	(10.0)	20.2	(413)	(443)	(6.8)	20.3
Other operating expenses	(3,304)	(3,579)	(7.7)	19.4	(1,164)	(1,186)	(1.8)	24.6
Other net income (expense)	50	30	64.6	63.5	8	2	n.m.	c.s.
Gain (loss) on sale of fixed assets	(0)	7	c.s.	(45.4)	2	4	(47.6)	(52.9)
Impairment of goodwill and other assets	0	0	—	—	0	0	—	—
Operating income before D&A (OIBDA)	3,565	3,986	(10.6)	16.7	1,298	1,411	(8.0)	15.1
OIBDA Margin	32.7%	32.1%	0.6 p.p.	0.9 p.p.	33.8%	33.4%	0.4 p.p.	0.3 p.p.
CapEx	2,015	1,684	19.7	42.6	781	711	10.0	40.5
Spectrum	192	23	n.m.	n.m.	3	(1)	c.s.	c.s.
OpCF (OIBDA-CapEx)	1,550	2,302	(32.7)	(2.1)	517	701	(26.3)	(11.9)

Note:

•	OIBDA before management and brand fees.
•	2013 and 2014 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
ARGENTINA
Final Clients Accesses	24,781.4	25,706.4	26,985.6	26,636.7	26,300.0	26,159.9	25,910.5	(4.0)
Fixed telephony accesses (1)	4,765.0	4,786.7	4,819.3	4,833.5	4,812.7	4,779.6	4,750.4	(1.4)
Fixed wireless	255.4	283.3	315.6	342.7	342.8	323.0	304.5	(3.5)
Internet and data accesses	1,772.0	1,806.1	1,835.2	1,848.5	1,845.4	1,854.5	1,870.7	1.9
Narrowband	16.0	17.4	16.4	12.9	11.2	12.2	11.8	(28.4)
Broadband (2)	1,755.9	1,788.6	1,818.8	1,835.5	1,834.2	1,842.3	1,859.0	2.2
Mobile accesses	18,244.4	19,113.6	20,331.0	19,954.7	19,641.9	19,525.8	19,289.4	(5.1)
Prepay	11,502.3	12,268.2	13,389.8	12,916.6	12,649.6	12,522.0	12,337.2	(7.9)
Contract	6,742.1	6,845.5	6,941.3	7,038.1	6,992.3	7,003.8	6,952.1	0.2
M2M	376.5	389.4	406.2	427.4	452.6	454.9	470.8	15.9
Wholesale Accesses	13.8	14.7	13.9	14.0	14.0	13.9	104.9	n.m.

Total Accesses	24,795.2	25,721.1	26,999.4	26,650.7	26,314.0	26,173.9	26,015.4	(3.6)

CHILE
Final Clients Accesses	13,330.8	13,497.8	13,447.4	13,625.2	13,566.9	13,576.0	13,586.1	1.0
Fixed telephony accesses (1)	1,715.0	1,696.2	1,674.5	1,654.2	1,631.0	1,616.8	1,593.9	(4.8)
Internet and data accesses	945.0	960.0	972.5	977.5	984.5	1,005.3	1,030.5	6.0
Narrowband	10.2	5.3	5.2	5.2	5.1	4.4	4.9	(7.5)
Broadband (2)	932.3	952.2	964.9	969.9	977.0	998.7	1,023.4	6.1
Other (3)	2.5	2.5	2.4	2.4	2.4	2.3	2.3	(6.3)
Mobile accesses	10,229.0	10,377.1	10,319.8	10,490.3	10,424.3	10,394.0	10,381.4	0.6
Prepay	7,624.9	7,722.9	7,656.1	7,806.5	7,693.6	7,595.2	7,563.7	(1.2)
Contract	2,604.1	2,654.2	2,663.8	2,683.8	2,730.7	2,798.7	2,817.7	5.8
M2M	238.8	253.0	263.2	281.6	306.5	322.0	319.9	21.5
Pay TV	441.8	464.5	480.5	503.2	527.1	559.9	580.3	20.8
Wholesale Accesses	4.8	4.8	4.8	5.0	5.4	5.4	5.4	13.8

Total Accesses	13,335.6	13,502.6	13,452.2	13,630.2	13,572.3	13,581.4	13,591.5	1.0

PERU
Final Clients Accesses	20,268.0	20,548.6	20,896.9	20,897.6	21,081.6	21,287.9	21,632.6	3.5
Fixed telephony accesses (1)	2,874.0	2,872.6	2,844.2	2,801.5	2,725.7	2,776.9	2,749.3	(3.3)
Fixed wireless (4)	346.4	339.4	328.8	313.5	251.4	292.8	280.2	(14.8)
Internet and data accesses	1,359.8	1,397.4	1,425.5	1,437.1	1,457.2	1,490.7	1,505.2	5.6
Narrowband	5.5	5.5	5.4	5.0	4.9	1.1	1.2	(78.7)
Broadband (2)	1,333.7	1,371.3	1,399.2	1,411.1	1,431.8	1,468.8	1,483.2	6.0
Other (3)	20.5	20.7	20.8	21.0	20.5	20.7	20.8	0.0
Mobile accesses	15,126.4	15,366.1	15,722.4	15,762.0	16,012.9	16,133.1	16,489.0	4.9
Prepay	11,303.9	11,310.7	11,385.5	11,258.7	11,377.8	11,288.6	11,450.9	0.6
Contract	3,822.5	4,055.4	4,336.8	4,503.3	4,635.2	4,844.5	5,038.1	16.2
M2M	74.5	74.8	80.5	82.6	82.8	85.6	87.8	9.2
Pay TV	907.8	912.5	904.8	897.1	885.7	887.3	889.1	(1.7)
Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	0.4	0.4	9.4

Total Accesses	20,268.4	20,549.0	20,897.2	20,898.0	21,082.1	21,288.4	21,633.0	3.5

COLOMBIA
Final Clients Accesses	14,001.6	14,227.4	14,247.6	14,778.7	15,128.7	15,052.5	15,403.9	8.1
Fixed telephony accesses (1)	1,427.5	1,435.0	1,445.8	1,447.1	1,459.9	1,464.0	1,468.6	1.6
Internet and data accesses	758.8	798.0	836.2	862.2	895.1	922.4	952.9	14.0
Narrowband	8.4	8.5	8.5	8.5	8.5	8.5	8.5	(0.6)
Broadband (2)	750.4	789.5	827.7	853.7	886.7	913.9	944.5	14.1
Mobile accesses	11,516.3	11,680.1	11,633.5	12,121.7	12,409.8	12,281.9	12,581.6	8.1
Prepay	8,446.9	8,490.1	8,369.6	8,818.5	9,105.9	8,982.4	9,313.3	11.3
Contract	3,069.4	3,190.1	3,263.8	3,303.2	3,303.9	3,299.5	3,268.3	0.1
M2M	351.0	356.9	372.4	392.9	404.7	416.2	421.5	13.2
Pay TV	299.1	314.2	332.1	347.6	363.8	384.1	400.8	20.7
Wholesale Accesses	3.3	3.3	3.3	3.3	1.9	1.9	1.9	(41.1)

Total Accesses	14,004.9	14,230.7	14,250.9	14,782.0	15,130.6	15,054.4	15,405.9	8.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	In the second quarter of 2014, fixed telephony accesses included 50 thousand additional customers.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2013				2014
	March	June	September	December	March	June	September	% Chg
MEXICO
Mobile accesses	19,251.7	19,086.8	19,145.8	20,332.8	19,324.8	20,244.2	20,561.0	7.4
Prepay (1)	17,663.6	17,545.7	17,662.4	18,863.2	17,862.0	18,777.4	19,127.6	8.3
Contract	1,588.1	1,541.1	1,483.4	1,469.7	1,462.8	1,466.8	1,433.4	(3.4)
M2M	322.5	329.3	333.0	349.9	351.0	354.1	362.1	8.7
Fixed wireless (2)	1,259.0	1,403.1	1,476.3	1,558.9	1,504.8	1,530.6	1,540.4	4.3

Total Accesses	20,510.7	20,489.9	20,622.1	21,891.7	20,829.6	21,774.8	22,101.5	7.2

VENEZUELA AND CENTRAL AMERICA (3)
Fixed telephony accesses (4)	1,475.4	1,483.3	1,445.2	1,426.7	1,377.3	1,386.0	1,361.8	(5.8)
Fixed wireless	1,248.9	1,249.9	1,194.6	1,168.7	1,127.4	1,138.2	1,128.7	(5.5)
Internet and data accesses	40.7	37.1	36.6	12.4	12.2	12.1	11.9	(67.3)
Narrowband	29.4	25.8	25.4	1.7	1.6	1.4	1.1	(95.8)
Broadband (5)	5.0	5.1	5.0	4.7	4.8	4.9	5.1	1.1
Other (6)	6.3	6.2	6.2	6.0	5.9	5.8	5.8	(5.9)
Mobile accesses	19,796.1	20,419.9	21,029.2	21,666.8	21,813.8	21,919.5	21,947.2	4.4
Prepay (7)	17,827.0	18,331.4	18,892.5	19,485.4	19,602.9	19,676.2	19,721.3	4.4
Contract	1,969.1	2,088.4	2,136.7	2,177.0	2,210.9	2,243.3	2,225.9	4.2
M2M	97.6	105.3	112.9	119.8	123.8	129.8	134.9	19.6
Pay TV	237.9	277.2	337.6	385.6	415.3	463.2	472.8	40.1

Total Accesses	21,550.1	22,217.5	22,848.6	23,491.6	23,618.6	23,780.9	23,793.7	4.1

ECUADOR
Mobile accesses	4,988.3	5,025.5	5,042.8	5,094.6	5,174.5	5,155.4	4,995.9	(0.9)
Prepay	4,148.4	4,138.6	4,117.2	4,120.9	4,165.4	4,111.9	3,915.1	(4.9)
Contract	839.9	886.9	925.6	973.7	1,009.1	1,043.5	1,080.9	16.8
M2M	80.8	88.4	95.4	104.2	116.4	124.2	136.9	43.6
Fixed Wireless	45.0	52.7	53.4	56.6	49.5	49.5	51.3	(3.8)

Total Accesses	5,033.3	5,078.2	5,096.1	5,151.3	5,224.0	5,204.9	5,047.3	(1.0)

URUGUAY
Mobile accesses	1,842.8	1,843.6	1,845.9	1,843.9	1,845.7	1,854.4	1,871.6	1.4
Prepay	1,284.3	1,273.2	1,261.0	1,250.0	1,245.8	1,243.2	1,259.6	(0.1)
Contract	558.5	570.4	584.9	593.9	599.9	611.2	612.0	4.6
M2M	23.8	25.8	30.3	33.1	35.5	36.6	37.0	22.2

Total Accesses	1,842.8	1,843.6	1,845.9	1,843.9	1,845.7	1,854.4	1,871.6	1.4

(1)	In the first quarter of 2014, 1.9 million thousand inactive accesses were disconnected.
(2)	In the first quarter of 2014, 45 thousand inactive accesses were disconnected.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(5)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(6)	Retail circuits other than broadband.
(7)	Includes prepay M2M accesses.

TELEFÓNICA HISPANOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - September				July - September
	2014	2013	% Chg	% Chg Local Cur	2014	2013	% Chg	% Chg Local Cur
ARGENTINA (1)
Revenues	2,207	2,761	(20.0)	24.4	773	932	(17.1)	23.9
Wireless Business	1,446	1,818	(20.5)	23.7	509	619	(17.8)	22.9
Mobile service revenues	1,218	1,589	(23.3)	19.3	422	529	(20.1)	19.2
Data revenues	595	773	(23.0)	19.7	199	261	(23.8)	13.9
Handset revenues	228	230	(1.0)	54.1	86	90	(4.2)	44.5
Wireline Business	761	942	(19.2)	25.7	264	313	(15.6)	25.9
FBB and new services (2)	400	445	(10.2)	39.8	141	154	(8.6)	36.8
Voice & access revenues	324	458	(29.3)	10.0	111	146	(24.2)	12.8
Others	38	39	(3.1)	50.7	13	13	(3.6)	44.3
OIBDA	554	695	(20.2)	24.1	199	237	(16.2)	25.3
OIBDA margin (3)	24.7%	24.7%	(0.0 p.p. )		25.3%	25.0%	0.3 p.p.
CapEx	327	354	(7.4)	44.1	99	120	(17.6)	23.7
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	227	341	(33.5)	3.4	100	118	(14.8)	26.9

CHILE (1)
Revenues	1,538	1,870	(17.7)	(2.6)	507	600	(15.6)	(4.0)
Wireless Business	921	1,130	(18.5)	(3.5)	302	359	(16.1)	(4.6)
Mobile service revenues	829	1,012	(18.1)	(3.1)	273	327	(16.6)	(5.1)
Data revenues	233	212	10.3	30.6	86	71	20.9	37.8
Handset revenues	92	118	(21.6)	(7.2)	29	32	(11.1)	0.2
Wireline Business	617	740	(16.6)	(1.2)	205	241	(14.9)	(3.0)
FBB and new services (2)	385	416	(7.4)	9.6	132	140	(5.7)	7.6
Voice & access revenues	219	306	(28.3)	(15.1)	69	96	(27.9)	(18.0)
Others	13	18	(28.4)	(15.2)	4	5	(22.3)	(11.9)
OIBDA	515	611	(15.6)	(0.1)	179	210	(14.7)	(2.5)
OIBDA margin	33.5%	32.7%	0.8 p.p.		35.4%	35.0%	0.4 p.p.
CapEx	318	332	(4.1)	13.5	111	124	(9.9)	3.4
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	198	279	(29.2)	(16.2)	68	86	(21.5)	(10.9)

PERU (1)
Revenues	1,838	1,847	(0.5)	7.6	646	610	6.0	7.6
Wireless Business (4)	1,040	1,001	4.0	12.5	373	335	11.5	13.4
Mobile service revenues (4)	908	870	4.4	12.9	322	291	10.8	12.7
Data revenues	235	192	22.5	32.5	87	64	37.3	39.6
Handset revenues	132	131	1.2	9.4	51	44	16.1	18.3
Wireline Business	797	846	(5.8)	1.9	273	275	(0.8)	0.6
FBB and new services (2)	523	527	(0.7)	7.4	180	174	3.2	4.8
Voice & access revenues	259	305	(15.1)	(8.2)	88	97	(9.5)	(8.4)
Others	16	15	4.5	13.1	5	4	39.3	39.0
OIBDA	682	654	4.3	12.8	257	223	15.2	17.4
OIBDA margin	37.1%	35.4%	1.7 p.p.		39.7%	36.6%	3.2 p.p.
CapEx	263	206	27.8	38.2	114	78	45.3	49.7
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	419	448	(6.5)	1.1	143	145	(1.2)	0.2

COLOMBIA
Revenues	1,281	1,273	0.7	8.5	451	422	6.9	7.2
Wireless Business	808	781	3.5	11.6	286	263	8.5	9.0
Mobile service revenues	735	721	2.0	9.9	260	242	7.8	8.2
Data revenues	191	179	6.6	14.9	68	60	14.2	14.7
Handset revenues	73	60	22.0	31.5	25	22	16.8	17.4
Wireline Business	473	492	(3.8)	3.7	165	159	4.1	4.2
FBB and new services (2)	266	261	1.8	9.8	95	85	11.1	11.4
Voice & access revenues	206	228	(9.8)	(2.8)	70	72	(2.8)	(3.0)
Others	1	2	(52.3)	(48.6)	0	1	(74.9)	(74.6)
OIBDA	457	427	6.9	15.3	174	140	24.5	25.4
OIBDA margin	35.6%	33.6%	2.1 p.p.		38.6%	33.2%	5.5 p.p.
CapEx	390	200	95.0	n.m.	90	92	(2.5)	(3.9)
Spectrum	112	0	n.m.	n.m.	2	0	n.m.	n.m.
OpCF (OIBDA-CapEx)	66	227	(70.8)	(68.5)	84	48	76.0	79.2

Note:

•	OIBDA is presented before management and brand fees.
(1)	As a result of management integration, revenue breakdown has been reclassified in 2013 according to a proforma criteria, allocating “inter-company” eliminations within fixed and mobile businesses. With this, all companies in Hispanoamérica are under this criteria.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	Margin over revenues includes fixed to mobile interconnection.
(4)	Includes revenues from fixed wireless.

TELEFÓNICA HISPANOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - September				July - September
	2014	2013	% Chg	% Chg Local Cur	2014	2013	% Chg	% Chg Local Cur
MEXICO
Revenues	1,196	1,178	1.5	8.2	403	373	8.0	9.5
Mobile service revenues	1,033	1,010	2.2	8.9	357	322	10.8	12.6
Data revenues	249	292	(14.6)	(9.0)	84	87	(3.0)	(1.8)
Handset revenues	164	168	(2.8)	3.5	46	51	(10.0)	(9.4)
OIBDA	228	207	10.5	17.8	99	67	47.1	50.6
OIBDA margin	19.1%	17.5%	1.6 p.p.		24.6%	18.1%	6.5 p.p.
CapEx	144	124	15.8	23.4	53	50	7.2	10.0
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	85	82	2.5	9.3	46	18	n.m.	n.m.

VENEZUELA AND CENTRAL AMERICA (1) (2)
Revenues	2,332	2,947	(20.9)	24.3	887	1,108	(19.9)	27.4
Mobile service revenues	2,181	2,585	(15.6)	35.2	823	977	(15.7)	37.6
Data revenues (3)	689	817	(15.6)	37.0	248	282	(12.0)	44.2
Handset revenues	150	361	(58.4)	(43.4)	63	131	(51.6)	(39.0)
OIBDA	917	1,181	(22.3)	25.3	320	465	(31.1)	8.4
OIBDA margin	39.4%	40.1%	(0.7 p.p. )		36.1%	42.0%	(5.9 p.p. )
CapEx	489	382	28.0	97.6	269	220	22.3	94.3
Spectrum (4)	80	0	n.m.	n.m.	1	0	n.m.	n.m.
OpCF (OIBDA-CapEx)	429	799	(46.3)	(9.7)	51	245	(79.2)	(77.4)

ECUADOR
Revenues	369	383	(3.6)	(0.7)	128	130	(1.3)	(1.2)
Mobile service revenues	345	347	(0.5)	2.4	119	119	(0.1)	0.0
Data revenues	111	108	2.3	5.3	37	36	1.0	0.9
Handset revenues	24	36	(33.1)	(31.1)	10	11	(13.8)	(13.4)
OIBDA	134	135	(0.8)	2.1	47	46	1.2	1.3
OIBDA margin	36.2%	35.2%	1.0 p.p.		36.3%	35.5%	0.9 p.p.
CapEx	65	48	35.1	39.0	43	21	n.m.	n.m.
Spectrum	0	0	—	—	0	0	—	—
OpCF (OIBDA-CapEx)	69	87	(20.8)	(18.5)	4	25	(83.7)	(86.4)

URUGUAY
Revenues	170	194	(12.3)	3.0	56	60	(6.9)	1.7
Mobile service revenues	160	184	(13.1)	2.1	53	57	(7.9)	0.7
Data revenues	64	71	(9.0)	6.9	22	22	(2.1)	7.2
Handset revenues	10	9	3.7	21.8	3	3	13.3	22.5
OIBDA	67	78	(13.9)	1.1	23	23	1.1	9.8
OIBDA margin	39.5%	40.2%	(0.8 p.p. )		41.7%	38.3%	3.3 p.p.
CapEx	19	38	(51.7)	(43.2)	3	7	(52.3)	n.m.
Spectrum	0	23	n.m.	n.m.	0	(1)	n.m.	n.m.
OpCF (OIBDA-CapEx)	49	40	22.5	43.8	20	16	22.4	37.3

Note:

•	OIBDA is presented before management and brand fees.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2013, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(3)	Data revenues do not include hyperinflationary adjustments.
(4)	Corresponds to Panama.

TELEFÓNICA HISPANOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (I)

Unaudited figures

	2013		2014
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
ARGENTINA
Voice Traffic (Million minutes)	5,820	5,984	5,480	5,773	5,870	0.8
Data traffic (TB)	4,717	5,100	5,836	6,549	7,284	54.4
ARPU (EUR)	9.2	8.7	7.0	6.8	7.4	19.6
Prepay	3.2	2.8	2.1	2.2	2.3	8.8
Contract (1)	21.5	20.7	16.7	15.9	17.6	22.1
Data ARPU (EUR)	4.4	4.2	3.4	3.3	3.4	15.1
% non-SMS over data revenues	48.7%	52.5%	57.9%	59.1%	61.5%	12.8 p.p.
Churn	1.5%	3.6%	3.2%	3.2%	3.1%	1.6 p.p.
Contract (1)	1.0%	1.1%	1.1%	1.2%	1.2%	0.1 p.p.

CHILE
Voice Traffic (Million minutes)	3,264	3,338	3,151	3,107	3,095	(5.2)
Data traffic (TB)	8,258	9,319	11,510	13,550	14,686	77.8
ARPU (EUR)	10.5	10.7	8.9	8.4	8.6	(6.8)
Prepay	4.6	4.8	3.9	3.6	3.6	(10.8)
Contract (1)	29.9	29.9	25.8	24.4	24.7	(5.8)
Data ARPU (EUR)	2.3	2.2	2.3	2.4	2.7	37.6
% non-SMS over data revenues	85.5%	86.7%	89.2%	91.6%	93.3%	7.8 p.p.
Churn	3.1%	3.0%	3.3%	3.1%	3.2%	0.2 p.p.
Contract (1)	1.8%	2.0%	1.7%	1.7%	2.0%	0.2 p.p.

PERU
Voice Traffic (Million minutes)	6,160	6,540	7,886	6,762	7,177	16.5
Data traffic (TB)	2,251	2,524	2,901	3,078	3,599	59.9
ARPU (EUR)	6.6	6.4	6.1	6.2	6.7	3.2
Prepay	4.2	4.0	3.9	3.8	4.1	(0.7)
Contract (1)	10.0	11.8	12.0	11.9	12.6	26.3
Data ARPU (EUR)	1.4	1.6	1.5	1.6	1.8	32.1
% non-SMS over data revenues	85.0%	86.2%	85.5%	88.4%	88.6%	3.6 p.p.
Churn	4.0%	4.5%	3.8%	4.0%	3.8%	(0.2 p.p. )
Contract (1)	2.0%	2.0%	2.1%	1.5%	1.4%	(0.6 p.p. )

COLOMBIA
Voice Traffic (Million minutes)	5,432	5,733	5,603	5,525	5,607	3.2
Data traffic (TB)	6,245	5,982	6,670	7,454	8,708	39.4
ARPU (EUR)	6.9	6.9	6.1	6.4	6.6	(3.9)
Prepay	1.9	2.0	1.7	1.7	1.8	(1.8)
Contract (1)	22.1	21.9	20.4	21.4	22.6	2.6
Data ARPU (EUR)	1.7	1.7	1.6	1.7	1.8	4.1
% non-SMS over data revenues	91.5%	92.6%	93.7%	94.7%	95.4%	3.9 p.p.
Churn	4.3%	3.0%	3.0%	3.8%	2.7%	(1.5 p.p. )
Contract (1)	2.0%	2.3%	2.3%	2.1%	2.2%	0.2 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA HISPANOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (II)

Unaudited figures

	2013		2014
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
MEXICO
Voice Traffic (Million minutes)	5,411	6,204	6,626	7,723	7,454	37.8
Data traffic (TB)	2,745	3,572	4,460	4,590	6,497	n.m.
ARPU (EUR) (1)	5.0	4.9	4.6	5.0	5.0	3.4
Prepay (1)	4.1	4.1	3.9	4.3	4.4	8.6
Contract (2)	20.4	19.9	20.0	19.1	19.2	(4.3)
Data ARPU (EUR) (1)	1.5	1.4	1.3	1.4	1.4	(8.2)
% non-SMS over data revenues	57.7%	60.7%	65.4%	68.2%	70.2%	12.4 p.p.
Churn (1)	3.1%	2.5%	5.7%	2.9%	3.5%	0.4 p.p.
Contract (2)	1.6%	1.3%	1.1%	1.4%	1.4%	(0.2 p.p. )

VENEZUELA AND CENTRAL AMERICA (3)
Voice Traffic (Million minutes)	8,232	8,762	9,173	9,262	9,413	14.3
Data traffic (TB)	7,755	7,878	9,993	10,434	11,848	52.8
ARPU (EUR) (4)	11.6	12.1	8.3	8.8	9.3	(19.0)
Prepay	9.6	10.2	6.9	7.1	7.7	(19.6)
Contract (2)	30.3	30.4	21.5	25.6	25.3	(15.5)
Data ARPU (EUR) (5)	4.5	4.7	3.2	3.5	3.7	(16.4)
% non-SMS over data revenues	65.6%	67.8%	70.9%	74.4%	78.0%	12.4 p.p.
Churn	2.2%	2.8%	2.6%	2.8%	3.1%	0.9 p.p.
Contract (2)	1.0%	1.1%	1.1%	1.2%	1.3%	0.3 p.p.

ECUADOR
Voice Traffic (Million minutes)	1,147	1,192	1,175	1,203	1,212	5.6
Data traffic (TB)	1,044	1,108	1,142	1,223	1,315	25.9
ARPU (EUR)	7.5	7.0	6.8	7.0	7.3	(3.3)
Prepay	4.4	4.1	4.0	3.9	4.1	(7.2)
Contract (2)	23.8	22.0	21.1	22.1	21.8	(8.4)
Data ARPU (EUR)	2.3	2.3	2.3	2.4	2.4	2.0
% non-SMS over data revenues	74.6%	75.6%	76.8%	78.6%	78.5%	3.9 p.p.
Churn	3.3%	2.7%	2.5%	2.8%	3.7%	0.4 p.p.
Contract (2)	1.2%	1.2%	1.3%	1.3%	1.3%	0.1 p.p.

URUGUAY
Voice Traffic (Million minutes)	868	900	850	845	862	(0.7)
Data traffic (TB)	864	919	1,045	1,118	1,318	52.6
ARPU (EUR)	10.0	10.3	9.5	9.1	9.2	0.3
Prepay	4.9	5.1	4.6	4.3	4.2	(6.6)
Contract (2)	22.3	22.3	20.8	20.1	20.6	1.0
Data ARPU (EUR)	4.0	4.0	3.9	3.8	3.9	6.3
% non-SMS over data revenues	46.1%	47.7%	51.5%	54.0%	56.7%	10.6 p.p.
Churn	1.9%	1.9%	1.9%	1.6%	1.4%	(0.4 p.p. )
Contract (2)	0.6%	0.6%	0.6%	0.6%	0.7%	0.1 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection in the first quarter of 2014 of 1.9 million inactive accesses.
(2)	Excludes M2M.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2013 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Does not include hyperinflation adjustment.

TELEFÓNICA HISPANOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (I)

Unaudited figures

	2013		2014
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
ARGENTINA
Voice Traffic (Million minutes)	16,555	22,540	5,480	11,253	17,123	3.4
Data traffic (TB)	13,698	18,798	5,836	12,385	19,669	43.6
ARPU (EUR)	9.6	9.4	7.0	6.9	7.1	14.2
Prepay	3.4	3.3	2.1	2.2	2.2	1.2
Contract (1)	21.6	21.4	16.7	16.3	16.7	20.4
Data ARPU (EUR)	4.6	4.5	3.4	3.4	3.4	14.9
% non-SMS over data revenues	47.7%	49.1%	57.9%	58.5%	59.5%	11.7 p.p.
Churn	1.9%	2.3%	3.2%	3.2%	3.2%	1.3 p.p.
Contract (1)	1.0%	1.0%	1.1%	1.1%	1.1%	0.2 p.p.

CHILE
Voice Traffic (Million minutes)	10,002	13,339	3,151	6,259	9,354	(6.5)
Data traffic (TB)	21,899	31,218	11,510	25,059	39,745	81.5
ARPU (EUR)	11.0	10.9	8.9	8.7	8.6	(7.2)
Prepay	4.9	4.9	3.9	3.7	3.7	(10.5)
Contract (1)	30.9	30.6	25.8	25.1	24.9	(4.5)
Data ARPU (EUR)	2.3	2.3	2.3	2.4	2.5	28.8
% non-SMS over data revenues	83.2%	84.2%	89.2%	90.4%	91.5%	8.2 p.p.
Churn	2.7%	2.7%	3.3%	3.2%	3.2%	0.5 p.p.
Contract (1)	1.8%	1.9%	1.7%	1.7%	1.8%	0.0 p.p.

PERÚ
Voice Traffic (Million minutes)	17,654	24,193	7,886	14,648	21,825	23.6
Data traffic (TB)	5,640	8,164	2,901	5,979	9,578	69.8
ARPU (EUR)	6.7	6.6	6.1	6.1	6.3	2.1
Prepay	4.4	4.3	3.9	3.8	3.9	(3.3)
Contract (1)	12.4	12.3	12.0	11.9	12.1	5.3
Data ARPU (EUR)	1.4	1.4	1.5	1.5	1.6	25.3
% non-SMS over data revenues	79.0%	81.1%	85.5%	86.9%	87.5%	8.5 p.p.
Churn	4.4%	4.4%	3.8%	3.9%	3.9%	(0.5 p.p. )
Contract (1)	2.0%	2.0%	2.1%	1.5%	1.5%	(0.5 p.p. )

COLOMBIA
Voice Traffic (Million minutes)	14,818	20,551	5,603	11,128	16,735	12.9
Data traffic (TB)	17,129	23,111	6,670	14,124	22,832	33.3
ARPU (EUR)	6.9	6.9	6.1	6.2	6.3	(0.4)
Prepay	1.9	1.9	1.7	1.7	1.8	2.2
Contract (1)	22.8	22.6	20.4	20.9	21.5	1.5
Data ARPU (EUR)	1.7	1.7	1.6	1.7	1.7	7.1
% non-SMS over data revenues	91.2%	91.6%	93.7%	94.2%	94.6%	3.4 p.p.
Churn	4.0%	3.7%	3.0%	3.4%	3.2%	(0.8 p.p. )
Contract (1)	1.9%	2.0%	2.3%	2.2%	2.2%	0.4 p.p.

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Excludes M2M.

TELEFÓNICA HISPANOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY (II)

Unaudited figures

	2013		2014
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
MÉXICO
Voice Traffic (Million minutes)	14,394	20,598	6,626	14,349	21,804	51.5
Data traffic (TB)	5,185	8,757	4,460	9,050	15,547	n.m.
ARPU (EUR) (1)	5.2	5.1	4.6	4.8	4.9	0.7
Prepay (1)	4.3	4.3	3.9	4.1	4.2	3.5
Contract (2)	20.0	20.0	20.0	19.5	19.4	3.8
Data ARPU (EUR) (1)	1.7	1.6	1.3	1.4	1.4	(13.8)
% non-SMS over data revenues	55.3%	56.5%	65.4%	66.8%	67.9%	12.6 p.p.
Churn (1)	3.0%	2.9%	5.7%	4.3%	4.0%	1.0 p.p.
Contract (2)	1.7%	1.6%	1.1%	1.3%	1.4%	(0.3 p.p. )

VENEZUELA Y CENTROAMÉRICA (3)
Voice Traffic (Million minutes)	23,542	32,304	9,173	18,435	27,848	18.3
Data traffic (TB)	21,103	28,981	9,993	20,427	32,274	52.9
ARPU (EUR) (4)	11.4	11.6	8.3	8.5	8.8	22.5
Prepay	9.5	9.7	6.9	7.0	7.2	21.0
Contract (2)	29.7	29.9	21.5	23.6	24.2	27.5
Data ARPU (EUR) (5)	4.5	4.5	3.2	3.3	3.5	26.5
% non-SMS over data revenues	62.5%	64.0%	70.9%	72.5%	74.6%	12.1 p.p.
Churn	2.7%	2.7%	2.6%	2.7%	2.9%	0.2 p.p.
Contract (2)	1.1%	1.1%	1.1%	1.1%	1.2%	0.1 p.p.

ECUADOR
Voice Traffic (Million minutes)	3,290	4,482	1,175	2,378	3,589	9.2
Data traffic (TB)	2,915	4,024	1,142	2,366	3,680	26.2
ARPU (EUR)	7.4	7.3	6.8	6.9	7.0	(1.8)
Prepay	4.4	4.3	4.0	3.9	4.0	(7.6)
Contract (2)	23.7	23.3	21.1	21.7	21.7	(5.7)
Data ARPU (EUR)	2.4	2.3	2.3	2.3	2.3	2.5
% non-SMS over data revenues	74.0%	74.4%	76.8%	77.7%	78.0%	4.0 p.p.
Churn	3.2%	3.1%	2.5%	2.6%	3.0%	(0.2 p.p. )
Contract (2)	1.2%	1.2%	1.3%	1.3%	1.3%	0.1 p.p.

URUGUAY
Voice Traffic (Million minutes)	2,539	3,440	850	1,695	2,557	0.7
Data traffic (TB)	2,260	3,179	1,045	2,163	3,482	54.1
ARPU (EUR)	10.7	10.6	9.5	9.3	9.2	1.3
Prepay	5.4	5.3	4.6	4.4	4.4	(5.1)
Contract (2)	23.8	23.4	20.8	20.4	20.5	1.2
Data ARPU (EUR)	4.3	4.2	3.9	3.8	3.9	6.4
% non-SMS over data revenues	44.4%	45.2%	51.5%	52.7%	54.0%	9.6 p.p.
Churn	1.9%	1.9%	1.9%	1.7%	1.6%	(0.2 p.p. )
Contract (2)	0.7%	0.7%	0.6%	0.6%	0.7%	(0.0 p.p. )

Notes:

•	ARPU: monthly average revenue divided by the monthly average accesses of the period.
•	Voice traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	Data traffic is defined as Terabytes used by the company customers, both outbound and inbound (1TByte = 10^12 bytes). On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is also included. Traffic volume non rounded.
(1)	Impacted by the disconnection in the first quarter of 2014 of 1.9 million inactive accesses.
(2)	Excludes M2M.
(3)	Central America includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2013 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(5)	Does not include hyperinflation adjustment.

07

ADDENDA

Key Holdings of the Telefónica Group

% Stake
TELEFÓNICA ESPAÑA
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telyco	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti	100.0
TELEFÓNICA UK	100.0
TELEFÓNICA DEUTSCHLAND (1)	76.8
TELEFÓNICA BRASIL	74.0
TELEFÓNICA HISPANOAMÉRICA
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Perú	98.5
Telefónica Móviles Perú	98.5
Telefónica Chile	97.9
Telefónica Colombia	70.0
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panamá	60.0

% Stake
OTHER STAKES
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telefónica Digital	100.0
Telco SpA (2)	66.0
DTS, Distribuidora de Televisión Digital	44.0
China Unicom (3)	5.0
O2 Czech Republic (4)	4.9
BBVA	0.7

(1)	As 1 October 2014 the acquisition of E-Plus by Telefónica Deutschland was completed. At the closing of the transaction the stake of Telefónica over Telefónica Deutschland stood at 62.1%.
(2)	66.0% of economic rights. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 10.28%.
(3)	As of 24 October 2014 Telefónica has proceeded to the sale of 2.5 % of the share capital of China Unicom, being reduced this stake to 2.51%.
(4)	As of 10 November 2014 the sale of the total stake in O2 Czech Republic was completed.

ADDENDA

Changes to the Perimeter

During the first nine months of 2014 the main changes in the perimeter of consolidation were as follows:

•	On July 15 2014, the sale of 100% of the stake in Telefónica Ireland was completed, once the pertinent regulatory authorisations were obtained, being removed from the consolidation perimeter from July 1, 2014.

•	On July 4, 2014, Telefónica completed the acquisition of 22% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) from Mediaset España Comunicación, S.A. This acquisition increases the stake of Telefónica Group in DTS to 44%.

•	On January 28, 2014, the sale of 65.9% of the share capital in Telefónica Czech Republic was completed, once the pertinent regulatory authorisation was obtained, being removed from the consolidation perimeter from January 1, 2014.

It is also important to mention that on October 1, 2014 Telefónica Deutschland completed the acquisition of E-Plus, which will be fully consolidated within the Telefónica Group from that date.

After September 30, 2014, Telefónica sold the remaining 4.9% stake in this Company (renamed O2 Czech Republic, a.s. from June 21, 2014).

DISCLAIMER

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito Telefónica—Ronda de la Comunicación, s/n

28050 Madrid (España)

Tel: +34 91 482 87 00

Fax: +34 91 482 85 99

        Pablo Eguirón (pablo.eguiron@telefonica.com)

        Isabel Beltrán (i.beltran@telefonica.com)

        Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

        ir@telefonica.com

        www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 12, 2014	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer